EXHIBIT 2.1

AGREEMENT AND PLAN OF MERGER

DATED AS OF FEBRUARY 23, 2004

BY AND AMONG

HEALTH CARE HORIZONS, INC.,

MOLINA HEALTHCARE, INC.,

MOLINA NM ACQUISITION CORP.

AND

CERTAIN SHAREHOLDERS OF HEALTH CARE HORIZONS, INC.

ARTICLE I	THE MERGER	1

1.1	The Merger	1

1.2	The Closing	1

1.3	Effective Time	2

ARTICLE II	THE SURVIVING CORPORATION	2

2.1	Articles of Incorporation	2

2.2	Bylaws	2

2.3	Director	2

2.4	Officers	2

ARTICLE III	EFFECT OF THE MERGER ON SECURITIES OF MERGER SUB AND THE COMPANY; MERGER CONSIDERATION	2

3.1	Conversion of Shares upon the Merger	2

3.2	Merger Deliveries	4

3.3	The Merger Consideration	5

3.4	Escrow Fund	6

3.5	Final Balance Sheet; Final Merger Consideration	6

3.6	Payment of Final Merger Consideration	7

3.7	Distribution of Health Extra Warrants and Merck/Medco Claims	8

ARTICLE IV	REPRESENTATIONS AND WARRANTIES OF THE COMPANY	9

4.1	Organization and Qualification	9

4.2	Capitalization	9

4.3	Subsidiaries	10

4.4	Power and Authority; Non-contravention; Government Approvals	10

4.5	Financial Statements; Information Provided	11

4.6	Absence of Undisclosed Liabilities	12

4.7	Absence of Certain Changes or Events	12

4.8	Litigation	13

4.9	No Violation of Law; Licenses, Permits and Registrations	13

4.10	Taxes	14

4.11	Labor and Employment Matters	14

4.12	Employee Benefit Plans	15

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(continued)

4.13	Compliance With Environmental Laws	16

4.14	Real Estate	17

4.15	Good Title to and Condition of Assets	18

4.16	Insurance	18

4.17	Accounts Receivable	18

4.18	Adequacy of the Assets; Relationships with Customers and Suppliers; Affiliated Transactions	19

4.19	Bank Accounts; Business Locations	19

4.20	Names; Prior Acquisitions	19

4.21	Material Contracts	19

4.22	Intellectual Property	21

4.23	Records of the Company	22

4.24	Individual and Physician Agreements and Relationships	22

4.25	IPA/PHO/Medical Groups and Hospital Services Agreements	22

4.26	NCQA Accreditation	23

4.27	Brokers and Finders	23

4.28	Accuracy of Information Furnished by Company	23

4.29	No other Representations and Warranties	23

ARTICLE V	REPRESENTATIONS AND WARRANTIES OF ACQUIROR	24

5.1	Organization and Qualification	24

5.2	Power and Authority; Non-contravention; Government Approvals	24

ARTICLE VI	CONDUCT OF BUSINESS PENDING THE MERGER	25

6.1	Conduct of Business Pending the Merger	25

6.2	Control of Company’s Operations	26

ARTICLE VII	ADDITIONAL AGREEMENTS	26

7.1	Access to Information	26

7.2	No Solicitation	26

7.3	All Reasonable Efforts; Agreement to Cooperate	27

7.4	Public Statements	28

7.5	Notification of Certain Matters	28

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(continued)

7.6	Approval of Shareholders	28

7.7	Voting Agreements	29

7.8	Covenant not to Compete	29

ARTICLE VIII	CONDITIONS	30

8.1	Conditions to Each Party’s Obligation to Effect the Merger	30

8.2	Conditions to Obligation of the Company to Effect the Merger	30

8.3	Conditions to Obligation of Acquiror and Merger Sub to Effect the Merger	31

ARTICLE IX	TERMINATION; FEES AND EXPENSES	33

9.1	Termination by Mutual Consent	33

9.2	Termination by Acquiror or the Company	33

9.3	Termination by the Company	33

9.4	Termination by Acquiror	33

9.5	Effect of Termination and Abandonment	34

9.6	Fees and Expenses	34

ARTICLE X	AMENDMENT AND WAIVER	35

10.1	Amendment	35

10.2	Waiver	35

ARTICLE XI	INDEMNIFICATION	35

11.1	Indemnification of Acquiror Indemnified Parties	35

11.2	Defense of Third-Party Claims	36

11.3	Direct Claims	37

11.4	Settlement of Litigation Matters	37

11.5	Continuation of Indemnification of Company Officers and Directors	37

ARTICLE XII	DISPUTE RESOLUTION	37

ARTICLE XIII	GENERAL PROVISIONS	38

13.1	Survival of Representations and Warranties after the Effective Time	38

13.2	Notices	39

13.3	Interpretation	39

13.4	Entire Agreement	39

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(continued)

13.5	Governing Law	40

13.6	Waiver of Jury Trial	40

13.7	Counterparts	40

13.8	Parties in Interest	40

13.9	Shareholder Representatives	40

13.10	Severability	40

13.11	Equitable Relief	40

ARTICLE XIV	DEFINITIONS	41

[Schedules and exhibits shall be furnished supplementally to the Commission upon request.]

-iv-

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of February 23, 2004 (this “Agreement”), is made and entered into by and among Health Care Horizons, Inc., a Michigan corporation (the “Company”), Molina Healthcare, Inc., a Delaware corporation (“Acquiror”), Molina NM Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Acquiror (along with any of its successors by operation of law or otherwise, “Merger Sub”), and the shareholders of the Company set forth on the signature pages hereto (the “Principal Shareholders”). Certain capitalized terms used herein are defined in Article XIV hereof.

W I T N E S S E T H:

WHEREAS, the Board of Directors of Acquiror (the “Acquiror Board”) has determined that a business combination between Acquiror and the Company, upon the terms and subject to the conditions set forth in this Agreement, is advisable and in the best interests of Acquiror;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has determined that a business combination between the Company and Acquiror, upon the terms and subject to the conditions set forth in this Agreement, is advisable and in the best interests of the Company and its shareholders;

WHEREAS, the Acquiror Board has, by duly adopted resolutions, approved this Agreement and the transactions contemplated hereby; and

WHEREAS, the Company Board has, by duly adopted resolutions, approved this Agreement and the transactions contemplated hereby;

NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements contained herein, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. At the Effective Time (as defined in Section 1.3 hereof), upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Business Corporation Act of the State of Michigan (the “MBCA”), and, if applicable, the General Corporation Law of the State of Delaware (“DGCL”) Merger Sub shall be merged with and into the Company and the separate existence of Merger Sub shall thereupon cease (the “Merger”). The Company shall be the surviving corporation in the Merger and is hereinafter sometimes referred to as the “Surviving Corporation.”

1.2 The Closing. Subject to the terms and conditions of this Agreement, the consummation of the Merger (the “Closing”) shall take place (a) at the offices of McDermott, Will & Emery, 2049 Century Park East, 34th Floor, Los Angeles, California 90067, at 10:00 a.m.,

local time, as promptly as practicable (and in any event no later than the third business day) after the satisfaction or waiver of all the conditions set forth in Article VIII hereof or (b) at such other time, date or place as Acquiror and the Company may agree. The date on which the Closing occurs is hereinafter referred to as the “Closing Date.”

1.3 Effective Time. As promptly as practicable after all the conditions to the Merger set forth in Article VIII hereof shall have been satisfied or waived in accordance herewith and provided that this Agreement shall not have been terminated pursuant to Article IX hereof, the parties hereto shall cause a Certificate of Merger (the “Certificate of Merger”) meeting the requirements of Section 450.1707 of the MBCA to be properly executed and filed in accordance with such Section and, if applicable, shall make all filings required under the DGCL in connection with the Merger. The Merger shall become effective at the time of filing of the Certificate of Merger with the Secretary of State of the State of Michigan in accordance with the MBCA or at such later time (not later than the Closing Date) which the parties hereto shall have agreed upon and designated in the Certificate of Merger as the effective time of the Merger (the “Effective Time”).

ARTICLE II

THE SURVIVING CORPORATION

2.1 Articles of Incorporation. The Articles of Incorporation of the Merger Sub as in effect immediately prior to the Effective Time shall be the Articles of Incorporation of the Surviving Corporation after the Effective Time until duly amended in accordance with applicable law.

2.2 Bylaws. The Bylaws of the Merger Sub as in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation after the Effective Time until duly amended in accordance with applicable law.

2.3 Director. At the Effective Time, J. Mario Molina, M.D. shall be the sole director of the Surviving Corporation and shall serve in accordance with the Bylaws of the Surviving Corporation until his successor is duly elected or appointed and qualified.

2.4 Officers. The officers of the Company in office immediately prior to the Effective Time shall be the officers of the Surviving Corporation after the Effective Time, and such officers shall serve in accordance with the Bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.

ARTICLE III

EFFECT OF THE MERGER ON SECURITIES OF MERGER SUB

AND THE COMPANY; MERGER CONSIDERATION

3.1 Conversion of Shares upon the Merger.

(a) At the Effective Time, the outstanding Common Stock of the Company and the outstanding Common Stock of the Merger Sub (“Merger Sub Stock”) will be converted or canceled and retired, in each case pursuant to the Merger and without any action on the part of the holder of such stock, as follows:

(i) All the shares of Merger Sub Stock shall be converted into 100 validly issued and fully paid and nonassessable shares of Common Stock, par value $.01 per share, of the Surviving Corporation (the “Surviving Corporation Common Stock”). The stock certificate which formerly evidenced the outstanding Merger Sub Stock shall, from and following the Effective Time, be evidence of ownership of such shares of the Surviving Corporation Common Stock.

(ii) Each share of capital stock of the Surviving Corporation which, immediately prior to the Effective Time, was held by the Company as a treasury share, shall be canceled and retired without any payment being made therefore and shall cease to exist as of the Effective Time.

(iii) Each share of Common Stock of the Company issued and outstanding as of the Effective Time (the “Shares”) shall be converted into the right to receive in cash the Merger Consideration (as such term is defined in Section 3.3 hereof), divided by the number of shares of Company Common Stock outstanding as of the Closing (the “Per Share Merger Consideration”).

(b) As of the Effective Time, the holders of the Shares converted into the right to receive the Merger Consideration (each, a “Converted Share”) shall have no rights with respect to the Surviving Corporation after the Effective Time by virtue of their ownership immediately prior to the Effective Time of such Shares, except for the right to receive the applicable amounts set forth in paragraph (iii) of Section 3.1(a) and Section 3.6, and each certificate which formerly represented a Share shall, from and following the Effective Time, represent only the right to receive the Per Share Merger Consideration with respect to such Share in accordance herewith. The holders of the Converted Shares are referred to herein as “Merger Consideration Recipients”.

(c) As of the Effective Time, Acquiror shall pay to each holder of a Company Option (each, an “Option Holder”), in exchange for the cancellation and termination of such Company Option, the amount by which the Per Share Merger Consideration exceeds the exercise price of such Company Option (the “Gross Option Payment Amount”), less such Option Holder’s pro rata share of the Escrow Amount, the UNMH Initial Payment, the CIBC Broker’s Fee and the Shareholder Representative Escrow Amount (as such term is defined in Section 3.2(b)(iv) hereof) referenced in paragraphs (i), (ii), (iii) and (iv) of Section 3.2(b) (the “Net Option Payment”). For purposes of determining each Option Holder’s pro rata share of the Escrow Amount, the CIBC Broker’s Fee, the UNMH Initial Payment (as such term is defined in Section 3.2(b)(ii) hereof) and subsequent payments under the UNMH Contract (as such term is defined in Section 3.2(b)(ii) hereof) and the Shareholder Representative Escrow Amount as provided for under this Article III and the Escrow Agreement, each Option Holder shall be deemed to be a shareholder of the Company, each Company Option shall be deemed to be a Share and each of the Escrow Amount, the CIBC Broker’s Fee and the UNMH Initial Payment shall be shared ratably among the shareholders of the Company (including such Option Holders) based on percentage ownership of Shares.

3.2 Merger Deliveries.

(a) At the Effective Time, Acquiror and Merger Sub shall make delivery in immediately available funds to the Exchange Agent by certified or cashier’s check to the Exchange Account of an amount (the “Merger Delivery Amount”) equal to the sum of (i) the Merger Consideration and (ii) the Gross Option Payment Amount on all Company Options less all Net Option Payments paid to Option Holders pursuant to Section 3.1(c), from which certain amounts shall be payable immediately following the Effective Time in the manner provided in Section 3.2(b).

(b) Upon receipt of the Merger Delivery Amount at the Effective Time pursuant to Section 3.2(a), the Exchange Agent shall promptly distribute the following amounts from the Merger Delivery Amount in the following manner and order of priority:

(i) wire transfer to the Escrow Agent of the Escrow Amount to be held as the Escrow Fund under the Escrow Agreement, such Escrow Fund being available to satisfy the obligations of the Merger Consideration Recipients and Option Holders in connection with any adjustment to the Merger Consideration and to reimburse Acquiror Indemnified Parties for any claims for indemnification under Article XI in accordance with the terms of the Escrow Agreement (it being understood that any remaining Escrow Amount shall be distributed to the Merger Consideration Recipients, the Option Holders, UNMH, the Shareholder Representatives or Acquiror, as the case may be, in accordance with the terms of the Escrow Agreement);

(ii) wire transfer or check to the account of University of New Mexico Hospital (“UNMH”), in the initial amount due to UNMH (such initial payment being hereinafter referred to as the “UNMH Initial Payment”) under Section 5 of the Agreement, dated October 15, 2001 (the “UNMH Contract”), by virtue of the Company’s Change of Control (as such term is defined in the UNMH Contract);

(iii) wire transfer to CIBC World Markets Corp. of the amount of its broker’s fee (the “CIBC Broker’s Fee”) as confirmed by notice delivered by the Shareholder Representatives;

(iv) wire transfer to the Shareholder Escrow Agent of the amount of $600,000 (the “Shareholder Representative Escrow Amount”) to be allocated among Merger Consideration Recipients and the Shareholder Representatives pursuant to a separate agreement to which neither Acquiror or Merger Sub is a party and regarding which neither Acquiror or Merger Sub has any responsibility, liability or obligation; and

(v) prompt payment to each Merger Consideration Recipient holding Converted Shares, from the balance of the Merger Consideration after payment of the amounts set forth in clauses (i) through (iv) of this Section 3.2(b), of an amount equal to the Per Share Merger Consideration multiplied by the number of Converted Shares held by such Merger Consideration Recipient (less such Merger Consideration Recipient’s pro rata share of the Escrow Amount, the UNMH Initial Payment, the CIBC Broker’s Fee and the Shareholder Representative Escrow Amount referenced in paragraphs (i), (ii), (iii) and (iv) of this Section 3.2(b)), by wire transfer or check, after and in exchange for the delivery of such Converted Shares to the Exchange Agent as provided in paragraph (c) of this Section 3.2.

(c) There shall be no obligation on the part of the Exchange Agent to deliver any payment in respect of any of the Shares until (and then only to the extent that) the holder thereof surrenders the certificates evidencing such holder’s Shares for exchange as provided in this Section 3.2 or, in lieu thereof, delivers to the Exchange Agent an appropriate affidavit of loss and an indemnity agreement in form acceptable to Acquiror and Exchange Agent.

(d) If any payment for the Shares is to be made in a name other than that in which the certificate for the Shares surrendered for exchange is registered, there shall be as conditions to such payment that the certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer, that all signatures thereon shall be guaranteed by a member firm of any national securities exchange in the United States or the National Association of Securities Dealers, Inc. or by a commercial bank or trust company having an office in the United States, and that the Person requesting such payment shall either (i) pay to the Exchange Agent any transfer or other taxes required by reason of payment to a Person other than the registered holder of the certificate so surrendered or (ii) establish to the reasonable satisfaction of the Exchange Agent that such taxes have been paid or are not payable. From and after the Effective Time, there shall be no transfers on the stock transfer books of the Surviving Corporation of any Shares outstanding immediately prior to the Effective Time and any such Shares presented to the Exchange Agent shall be canceled in exchange for the aggregate amounts payable with respect thereto.

3.3 The Merger Consideration. The Merger Consideration (the “Merger Consideration”) shall be equal to:

(a) $69 million; and

(b) the following adjustments which shall be added to or subtracted from the Merger Consideration as appropriate:

(i) (A) if the warrants to purchase 250,000 shares of HealthExtras, Inc. (the “Health Extras Warrants”) held by the Company on the date hereof shall have been sold by the Company to any other party prior to the Closing and there shall have been no distribution of the proceeds of such sale to the Company’s shareholders prior to or at the time of the Closing, then the Merger Consideration shall be increased by the amount of the net proceeds of such sale, less any income taxes paid or payable thereon by the Company, and (B) if the Health Extras Warrants shall not have been sold prior to the Closing and Acquiror shall not have elected to cause the Company to distribute the Health Extras Warrants to the Company’s shareholders at the time of the Closing pursuant to Section 3.8 hereof, the Merger Consideration shall be increased by an amount mutually agreed upon by Acquiror and the Company as the value of the Health Extras Warrants;

(ii) (A) if resolution or settlement of those certain claims by the Company against Merck/Medco (the “Merck/Medco Claims”) shall have been reached prior to the Closing and there shall have been no distribution of the proceeds of such resolution or settlement to the Company’s shareholders, the Merger Consideration shall be increased by the amount of the proceeds of such resolution or settlement, less any income taxes paid or payable thereon by the Company, and (B) if resolution or settlement of the Merck/Medco Claims shall not have been reached prior to the Closing and Acquiror shall not have elected to cause the

Company to distribute the right to receive any proceeds of any resolution or settlement of the Merck/Medco Claims to the Company’s shareholders at the time of the Closing pursuant to Section 3.8, the Merger Consideration shall be increased by an amount mutually agreed upon by Acquiror and the Company as the value of the Merck/Medco Claims; and

(iii) the Merger Consideration shall be reduced by the total of all Gross Option Payment Amounts on Company Options under Section 3.1(c).

3.4 Escrow Fund. The Escrow Amount shall be held in escrow under the terms of this Section 3.4. The Escrow Amount shall be held by the Escrow Agent as two separate Escrow Funds from and after the Closing. There shall be an Escrow Fund in the amount of $6,000,000, which amount shall be paid into such Escrow Fund from the Merger Delivery Amount as described in Section 3.2(a), to cover potential Indemnification obligations of the Merger Consideration Recipients and the Option Holders to Acquiror Indemnified Parties under Article XI (the “Indemnification Escrow Fund”). There shall be a second Escrow Fund in the amount of $1,000,000, which amount shall be paid into such Escrow Fund from the Merger Delivery Amount as described in Section 3.2(a), to cover the obligations of the Merger Consideration Recipients and the Option Holders in the event that the Merger Consideration exceeds the Final Merger Consideration (the “Merger Consideration Escrow Fund”). The Indemnification Escrow Fund and the Merger Consideration Escrow Fund shall be subject to release, respectively, in accordance with the terms of the Escrow Agreement.

3.5 Final Balance Sheet; Final Merger Consideration.

(a) Acquiror shall, within 45 days after the Closing Date, prepare and deliver to the Shareholder Representatives a proposed final consolidated balance sheet of the Company and its subsidiaries as of the Closing Date (the “Proposed Final Balance Sheet”) prepared in accordance with GAAP. Acquiror shall also give reasonable access to the Shareholder Representatives and their financial consultants, upon reasonable notice, to review the work papers and calculations used in the preparation of the Proposed Final Balance Sheet. In the event the Shareholder Representatives dispute the Proposed Final Balance Sheet, the Shareholder Representatives shall notify Acquiror within 15 business days of the receipt of the Proposed Final Balance Sheet and the Shareholder Representatives and Acquiror shall attempt to resolve such dispute. If the parties do not resolve such dispute within 15 business days after the Shareholder Representatives’ receipt of the Proposed Final Balance Sheet from Acquiror, then Acquiror and the Shareholder Representatives shall engage PricewaterhouseCoopers (the “Neutral Auditor”) to resolve such dispute. The Neutral Auditor shall review the Proposed Final Balance Sheet and, within 20 business days of its appointment, shall make any adjustments necessary thereto, and, upon completion of such review, such Proposed Final Balance Sheet, as adjusted, shall be final and binding on Acquiror, the Shareholder Representatives, the Merger Consideration Recipients and the Option Holders. The Non-Prevailing Party shall pay all costs and fees of the audit of the Neutral Auditor and the attorney fees and other costs of the prevailing party in connection with such dispute. The balance sheet resulting from the Shareholder Representatives’ failure to dispute the Proposed Final Balance Sheet within the period set forth in this Section 3.5 or from mutual agreement of Acquiror and the Shareholder Representatives or from the audit of the Neutral Auditor, as the case may be, shall be final and binding on all parties hereto and shall be the “Final Balance Sheet.” The Final Balance Sheet shall not contain any cash or cash equivalents or tax liabilities, each measured as of the Closing Date, attributable to the receipt of proceeds of the sale of the Health Extras Warrants by the Company or the resolution or settlement of the Merck/Medco Claims or any accruals or prepaid balances that arise from, or are related to, the transactions contemplated by this Agreement, such as severance pay for executives or other employees to be terminated, payments to financial consultants, advisors, attorneys or others engaged to assist in these transactions or any adjustments to recorded assets and liabilities for the purpose of adjusting those amounts to current market value. The amount recorded for Goodwill shall not be adjusted in the Final Balance Sheet nor shall any other adjustment be made that would not be considered in the absence of these transactions.

(b) If the GAAP Net Worth of the Company as reflected on the Final Balance Sheet is less than the Projected GAAP Net Worth of the Company as reflected on Schedule 3.5(b) hereto (the “Projected GAAP Net Worth”) then the Final Merger Consideration shall be determined by reducing the Merger Consideration by an amount equal to the difference between the Projected GAAP Net Worth and the GAAP Net Worth as reflected on the Final Balance Sheet. If the GAAP Net Worth of the Company as reflected on the Final Balance Sheet is greater than the Projected GAAP Net Worth, then the Final Merger Consideration shall be determined by increasing the Merger Consideration by an amount equal to the difference between the GAAP Net Worth as reflected on the Final Balance Sheet and the Projected GAAP Net Worth. After giving effect to the adjustments to the Merger Consideration described in this Section 3.5(b), if any, the amount yielded shall be referred to herein as the “Final Merger Consideration.”

3.6 Payment of Final Merger Consideration. Within 15 business days after the expiration of the period set forth in Section 3.5 for the Shareholder Representatives to dispute the Proposed Final Balance Sheet or the resolution of the Final Balance Sheet through audit by the Neutral Auditor as specified in Section 3.5, the Acquiror and the Shareholder Representatives shall cause the Escrow Agent to distribute the amounts in the Merger Consideration Escrow Fund and, if required, Acquiror shall make an additional payment to the Escrow Agent, as follows:

(a) in the event that the Final Merger Consideration is less than the Merger Consideration, the Escrow Agent shall distribute (i) to Acquiror, in priority to all other amounts payable under this Section 3.6(a), an amount equal to the difference between the Final Merger Consideration and the Merger Consideration, such amount to be paid in cash with interest earned on such amount from the Closing Date to the date such payment is made, (ii) from amounts, if any, remaining in the Merger Consideration Escrow Fund after the distribution contemplated by clause (i) of this Section 3.6 (A) to UNMH, any additional amount due to UNMH under Section 5 of the UNMH Contract in light of the determination of any additional amounts to be received by the Merger Consideration Recipients and the Option Holders with respect to the Merger under Section 3.5 hereof and this Section 3.6(a), (B) to each Merger Consideration Recipient, such Merger Consideration Recipient’s Merger Consideration Escrow Fund Payment Amount, in cash with interest earned on such amount from the Closing Date to the date such payment is made and (C) to each Option Holder, such Option Holder’s Option Holder Merger Consideration Escrow Fund Payment Amount, in cash with interest earned on such amount from the Closing Date to the date such payment is made;

(b) in the event that the Final Merger Consideration is equal to the Merger Consideration, the Escrow Agent shall distribute (i) to UNMH, the additional amount due to UNMH under Section 5 of the UNMH Contract in light of the determination of the additional amounts to be received by the Merger Consideration Recipients and the Option Holders with respect to the Merger under Section 3.5 hereof and this Section 3.6, (ii) to each Merger Consideration Recipient, such Merger Consideration Recipient’s Merger Consideration Escrow Fund Payment Amount, in cash with interest earned on such amount from the Closing Date to the date such payment is made, and (iii) to each Option Holder, such Option Holder’s Option Holder Merger Consideration Escrow Fund Payment Amount, in cash with interest earned on such amount from the Closing Date to the date such payment is made; and

(c) in the event that the Final Merger Consideration is greater than the Merger Consideration, Acquiror shall pay to the Escrow Agent the difference between the Final Merger Consideration and the Merger Consideration (the “Additional Merger Consideration”), by wire transfer of immediately available funds (provided that in no event shall the Additional Merger Consideration exceed $1,000,000), which amount the Acquiror and the Shareholder Representatives shall cause the Escrow Agent to distribute as follows: (i) to UNMH, the additional amount due to UNMH under Section 5 of the UNMH Contract in light of the determination of the additional amounts to be received by the Merger Consideration Recipients and the Option Holders with respect to the Merger under Section 3.5 hereof and this Section 3.6, (ii) to each Merger Consideration Recipient, such Merger Consideration Recipient’s Merger Consideration Escrow Fund Payment Amount plus such Merger Consideration Recipient’s pro rata share of the Additional Merger Consideration less the additional payment to UNMH under this Section 3.6(c), in cash with interest earned on such amount from the Closing Date to the date such payment is made, and (iii) to each Option Holder, such Option Holder’s Option Holder Merger Consideration Escrow Fund Payment Amount plus such Option Holder’s pro rata share of the Additional Merger Consideration less the additional payment to UNMH under this Section 3.6(c), in cash with interest earned on such amount from the Closing Date to the date such payment is made.

3.7 Distribution of Health Extra Warrants and Merck/Medco Claims.

(a) In the event that the Company has not sold the Health Extra Warrants prior to the Closing, Acquiror shall have the right, in its sole discretion, to direct the Company to distribute the Health Extra Warrants to the Company’s shareholders immediately prior to the Closing; and

(b) In the event that the Company has not settled the Merck/Medco Claims prior to the Closing, Acquiror shall have the right, in its sole discretion, to direct the Company to distribute to the Company’s shareholders prior to the Closing the right to receive any proceeds of any resolution or settlement of the Merck/Medco Claims.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the schedules delivered to Acquiror and Merger Sub prior to or simultaneously with the execution hereof, which schedules shall reference the specific section of this Article IV to which such schedules relate (collectively, the “Company Disclosure Schedule”), the Company represents and warrants to Acquiror and Merger Sub that, as of the date hereof and as of the Closing Date:

4.1 Organization and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Michigan and has the requisite corporate power and authority to carry on its business as it is now being conducted. The Company is duly qualified to do business and is in good standing in each jurisdiction in which the properties owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified and in good standing could not, when taken together with all other such failures, have a material adverse effect on the business, operations, results of operations, assets, properties, financial condition or prospects of the Company and its subsidiaries, taken as a whole (any such material adverse effect with respect to the Company and its subsidiaries being referred to herein as a “Company Material Adverse Effect”).

4.2 Capitalization.

(a) The authorized capital stock of the Company consists of five million (5,000,000) shares of Company Common Stock and 5,000,000 shares of Company Preferred Stock. As of the date hereof (i) 374,157 shares of Company Common Stock were issued and outstanding, all of which were validly issued and were fully paid and nonassessable and free of preemptive rights, (ii) no shares of Company Common Stock were held in the treasury of the Company, (iii) 34,287 shares of Company Common Stock were reserved for issuance pursuant to the exercise of outstanding options and warrants to purchase Company Common Stock and (iv) no shares of Company Preferred Stock were issued and outstanding. Assuming the exercise of all outstanding options and warrants to purchase Company Common Stock, there would be 408,444 shares of Company Common Stock issued and outstanding. All issued and outstanding shares of the Company Common Stock shall be referred to herein as the “Shares”.

(b) As of the date hereof, there are 34,287 outstanding options or rights or warrants (including any right of conversion or exchange under any outstanding security, instrument or other agreement) obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, any shares of the capital stock of the Company or obligating the Company to grant, extend or enter into any such agreement or commitment. There are no outstanding stock appreciation, phantom stock, profit participation or other similar rights with respect to the Company other than the right of UNMH to payments under Section 5 of the UNMH Contract Claim as specified in Article III hereof. There are no proxies, voting rights or other agreements or understandings with respect to the voting or transfer of the capital stock of the Company. The Company is not obligated to redeem or otherwise acquire any of its outstanding shares of capital stock.

(c) Section 4.2(c) in the Company Disclosure Schedule sets forth the name, address and federal taxpayer identification number of, and the number of outstanding shares of each class of its capital stock owned of record or beneficially by, each shareholder of the Company. As of the date hereof, such shareholders constitute all of the holders of all issued and outstanding shares of capital stock of the Company.

(d) Section 4.2(d) of the Company Disclosure Schedule sets forth the name and address of all the Company Option holders and the respective terms of such Company Options.

(e) Except as set forth in Section 4.2(e) of the Company Disclosure Schedule, all sales of equity securities by the Company prior to the date hereof have been made in compliance in all material respects with applicable federal and state securities laws.

4.3 Subsidiaries. The name and jurisdiction of incorporation or organization of each direct and indirect subsidiary of the Company (including, without limitation, any corporation, partnership, limited liability company, joint venture or other business entity in which the Company owns, directly or indirectly, any outstanding voting securities of, or other interests in, or has control of such entity) is set forth in Section 4.3 of the Company Disclosure Schedule. Each such subsidiary is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization or incorporation and has the requisite power, authority and government approvals to carry on its business as it is now being conducted and each such subsidiary is qualified and licensed or otherwise governmentally authorized to do business, and is in good standing, in each jurisdiction in which the properties owned, leased or operated thereby or the nature of the business conducted thereby makes such qualification necessary, except, in each case, where the failure to be so qualified and in such good standing could not have a Company Material Adverse Effect. The Company owns, directly or indirectly, all of the outstanding capital stock of each such subsidiary free and clear of all Liens (other than the Liens described in the first three paragraphs of Section 4.15 of the Company Disclosure Schedule) and there are no subscriptions or rights relating to the issuance of any shares of capital stock of any such subsidiary of the Company, including any right of conversion or exchange under any outstanding security, instrument or agreement.

4.4 Power and Authority; Non-contravention; Government Approvals.

(a) Power and Authority. The Company has all requisite corporate power and authority to enter into this Agreement and the other Transaction Documents to which it is a party and, subject only to the Company Required Statutory Approvals (as defined in Section 4.4(c) hereof) and the adoption of this Agreement by the Company’s shareholders under the MBCA (the “Company Shareholder Approval”), to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, the Company Board, at a meeting duly called and held, by the unanimous vote of all directors (i) determined that the Merger is fair to and in the best interests of the Company and its shareholders, (ii) approved (A) this Agreement in accordance with the provisions of the MBCA and the Articles of Incorporation of the Company, as amended, and (B) the filing and recordation of the Certificate of Merger as required by the MBCA; (iii) approved the other transactions contemplated by this Agreement and (iv) directed that this Agreement be submitted to the shareholders of the Company for their adoption and resolved to recommend that the shareholders of the Company vote in favor of the adoption of this Agreement. The execution and delivery of this Agreement and the performance of the transactions contemplated by this Agreement by the Company have been duly and validly authorized by all necessary corporate action on the part of the Company, subject (in the case of the Merger Agreement) only to the required receipt of the Company Shareholder Approval and the filing and recordation of the Certificate of Merger as required by the MBCA. Assuming this Agreement constitutes the legal, valid and binding obligations of Acquiror and Merger Sub, this Agreement constitutes the valid and legally binding obligation of the Company.

(b) Non-contravention. Except as set forth in Section 4.4(b) of the Company Disclosure Schedule, the execution, delivery and performance of the Transaction Documents by the Company, and the consummation by the Company of the transactions contemplated by the Transaction Documents, do not and will not (i) contravene any provision of the articles of incorporation or bylaws of the Company, (ii) violate or conflict with any law, statute, ordinance, rule, regulation, decree, writ, injunction, judgment or order of any Governmental Authority or any arbitration award which is either applicable to, binding upon or enforceable against the Company or any of its subsidiaries, (iii) conflict with, result in any breach of, or constitute a default under, or constitute an event which would with the passage of time or the giving of notice or both constitute a default under, or give rise to a right to terminate, amend, modify, abandon or accelerate the maturity of or to be entitled to a penalty or other payment or price reduction under, any agreement, contract, lease, note, mortgage, indenture, loan agreement, franchise agreement, covenant, employment agreement, license, instrument, purchase and sales order, commitment, undertaking or obligation which is applicable to, binding upon or enforceable against the Company or any of its subsidiaries or (iv) result in or require the creation or imposition of any Lien upon or with respect to any of the property or assets of the Company or any of its subsidiaries, except in the cases of (ii) through (iv) for any such contravention, violation, conflict, breach, default, event or Lien that could not have a Company Material Adverse Effect.

(c) Government Approvals. Except for the filing of the Certificate of Merger with the Secretary of State of the State of Michigan and, if applicable, such other documents required under the DGCL in connection with the Merger and the appropriate documents with the relevant authorities of other states or jurisdictions in which the Company is qualified to do business, the filing of a notice of change of control with the New Mexico Division of Insurance, and compliance with any applicable requirements of the HSR Act (such filings and approvals being herein referred to, collectively, as the “Company Required Statutory Approvals”), no declaration, filing or registration with, or notice to, or authorization, consent or approval or permit of, any Governmental Authority is necessary for the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby.

4.5 Financial Statements; Information Provided.

(a) Attached to Section 4.5 of the Company Disclosure Schedule are true copies of (i) the consolidated financial statements of the Company and its subsidiaries as of and for the periods ended December 31, 2000, 2001 and 2002, including the notes thereto, audited by KPMG LLP (collectively, the “Company Financial Statements”) and (ii) the unaudited consolidated financial statements of the Company and its subsidiaries as and for the period ended December 31, 2003 (such unaudited consolidated financial statements being referred to herein, collectively, as the “Interim Financial Statements”). The balance sheet of the Company and its subsidiaries, dated as of December 31, 2003, included in the Interim Financial Statements is referred to herein as the “Current Balance Sheet.” The Company shall provide such additional unaudited financial statements for the Company and its subsidiaries as and when they become available after the date of this Agreement and before the Closing Date, including, but not limited to, monthly financial statements (collectively, the “Additional Consolidated Financial Statements”). The Company Financial Statements and the Interim Financial Statements fairly present the financial position of the Company and its subsidiaries as of the respective dates of the balance sheets included therein and the results of operations, cash flows and shareholders’ equity of the Company and its subsidiaries for the respective periods indicated and such presentation is in accordance with U.S. generally accepted accounting principles consistently applied throughout such periods. The Additional Consolidated Financial Statements shall fairly present the financial position of the Company and its subsidiaries as of the respective dates of the consolidated balance sheets included therein and the consolidated results of operations, cash flows and shareholders’ equity of the Company and its subsidiaries for the respective periods indicated and such presentations shall be in accordance with U.S. generally accepted accounting principles consistently applied throughout such periods.

(b) The Company maintains proper and adequate controls which provide assurance that (i) transactions are executed with management’s authorization, (ii) transactions are recorded as necessary to permit preparation of the consolidated financial statements of the Company and to maintain accountability for the Company’s consolidated assets, (iii) access to the assets of the Company and its subsidiaries is permitted only in accordance with management’s authorization, (iv) the reporting of the assets of the Company and its subsidiaries is compared with existing assets at regular intervals and (v) accounts, notes and other receivables and inventory are recorded accurately and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

4.6 Absence of Undisclosed Liabilities. Neither the Company nor any of its subsidiaries had at the date of the Current Balance Sheet, or since the date of the Current Balance Sheet, has incurred, any liabilities or obligations (whether absolute, accrued, contingent or otherwise) of any nature, other than (a) liabilities, obligations or contingencies (i) which are accrued or reserved against in the Company Financial Statements or reflected in the notes thereto or (ii) which were incurred after the date of the Current Balance Sheet and were incurred in the ordinary course of business and consistent with past practices and (b) liabilities, obligations or contingencies which (i) could not have a Company Material Adverse Effect or (ii) have been discharged or paid in full prior to the date hereof.

4.7 Absence of Certain Changes or Events. Except as set forth in Section 4.7 of the Company Disclosure Schedule, since the date of the Current Balance Sheet, neither the Company nor any of its subsidiaries has (a) issued any capital stock or other securities; (b) made any distribution of or with respect to its capital stock or other securities or purchased or redeemed any of its securities; (c) paid any bonus to or increased the rate of compensation of any of its officers or salaried employees or amended any other terms of employment of such persons; (d) sold, leased or transferred any of its properties or assets other than in the ordinary course of business consistent with past practice; (e) made or obligated itself to make capital expenditures other than in the ordinary course of business consistent with past practice; (f) made any payment in respect of its liabilities other than in the ordinary course of business consistent with past practice; (g) incurred any obligations or liabilities or entered into any transaction or series of transactions involving in excess of $50,000 in the aggregate, other than in the ordinary course of business consistent with past practice, except for this Agreement and the transactions contemplated hereby; (h) suffered any theft, damage, destruction or casualty loss, not covered by insurance for which a timely claim was filed, in excess of $50,000 in the aggregate; (i) suffered any extraordinary losses (whether or not covered by insurance); (j) waived, canceled, compromised or released any rights having a value in excess of $50,000 in the aggregate, other than rights waived, canceled, compromised or released in the ordinary course of business with respect to benefits and/or coverage issues involving per incident amounts of less than $25,000; (k) made or adopted any change in its accounting practice or policies; (l) made any adjustment to its books and records other than in respect of the conduct of its business activities in the ordinary course consistent with past practice; (m) entered into any transaction with any Affiliate other than intercompany transactions in the ordinary course of business consistent with past practice; (n) entered into any employment agreement (other than oral employment agreements terminable at-will, except to the extent such at-will employment may be modifiable by applicable law or statute); (o) terminated, amended or modified any agreement involving an amount in excess of $50,000; (p) imposed or suffered to exist any security interest or other Lien on any of its assets other than in the ordinary course of business consistent with past practice; (q) delayed paying any accounts payable which are due and payable except to the extent being contested in good faith; (r) made or pledged any charitable contribution in excess of $50,000; (s) entered into any other transaction or been subject to any event which has or may have a Company Material Adverse Effect; or (t) agreed to do or authorized any of the foregoing.

4.8 Litigation. Except as set forth in Section 4.8 of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries (a) is subject to any outstanding injunction, judgment, order, decree, ruling or charge or (b) is a party or, to the Company’s knowledge, threatened to be made a party to any action, suit, proceeding, hearing or investigation of, in, or before any court or quasi-judicial or administrative agency of any federal, state, local or foreign jurisdiction or before any arbitrator. Section 4.8 of the Company Disclosure Schedule sets forth, with respect to each matter listed thereon, the name, address, telephone number and facsimile number of the legal counsel handing such matter on behalf of the Company. Except as specifically set forth in Section 4.8(A) of the Company Disclosure Schedule, none of the actions, suits, proceedings, hearings, and investigations set forth in the Company Disclosure Schedule could reasonably be expected to result in any Company Material Adverse Effect. None of the directors or executive officers of the Company has any reason to believe that any other action, suit, proceeding, hearing or investigation may be brought or threatened against the Company or any of its subsidiaries. Without limiting the generality of the foregoing, no action, suit or proceeding is pending or, to the Company’s knowledge, threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator, nor is there basis for any such action, suit or proceeding, wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (i) prevent consummation of any of the transactions contemplated by this Agreement, (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation or (iii) affect adversely the right of the Company or any of its subsidiaries to own any material portion of its assets or affect adversely, in any material respect, the right of the Company or any of its subsidiaries to operate its business, and no such injunction, judgment, order, decree, ruling, or charge is in effect. There are no outstanding orders, decrees or stipulations issued by any Governmental Authority in any proceeding to which the Company or any of its subsidiaries was a party which have not been complied with in full.

4.9 No Violation of Law; Licenses, Permits and Registrations. Neither the Company nor any of its subsidiaries is in violation of, or has been given notice or been charged with any violation of, any law, statute, order, rule, regulation, ordinance or judgment (including, without limitation, any applicable environmental law, ordinance or regulation) of any governmental or regulatory body or authority. As of the date of this Agreement, no investigation or review by any governmental or regulatory body or authority is pending or, to the knowledge of the Company, threatened involving the Company or its subsidiaries, nor has any governmental or regulatory body or authority indicated an intention to conduct any such investigation or review. Each of the Company and its subsidiaries has all permits, licenses, approvals and authorizations of, and registrations with and under, all federal, state, local and foreign laws, and from all applicable Governmental Authorities, required thereby to carry on its businesses as currently conducted, except where the failure to have any such permits, licenses, approvals, authorizations or registrations could not reasonably be expected to have a Company Material Adverse Affect. The Company and each of its subsidiaries is currently conducting, and has previously conducted, its business in compliance with the laws, statutes, orders, rules, regulations, ordinances and judgments of all federal, state, local and foreign governmental and regulatory bodies and authorities.

4.10 Taxes. All Tax Returns required to be filed prior to the date hereof with respect to the Company and its subsidiaries or their respective income, properties, franchises or operations have been timely filed. Each such Tax Return has been prepared in compliance with all applicable laws and regulations, and all such Tax Returns are true and correct in all material respects. All Taxes due and payable by or with respect to the Company and its subsidiaries have been paid or are accrued on the balance sheet included in the Company Financial Statements. Each of the Company and its subsidiaries has withheld and paid all Taxes to the appropriate Governmental Authorities required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party. With respect to each taxable period of the Company and its subsidiaries: (a) no deficiency or proposed adjustment which has not been settled or otherwise resolved for any amount of Taxes has been asserted or assessed by any taxing authority against the Company or its subsidiaries, other than a deficiency or an adjustment which could not reasonably be expected to have a Company Material Adverse Effect, (b) neither the Company nor any of its subsidiaries has consented to extend the time in which any Taxes may be assessed or collected by any taxing authority, (c) neither the Company nor any of its subsidiaries has requested or been granted an extension of the time for filing any Tax Return, (d) there is no action, suit, taxing authority proceeding, or audit or claim for refund now in progress, or pending or, to the knowledge of the Company, threatened against or with respect to the Company or any of its subsidiaries regarding Taxes and (e) there are no Liens for Taxes (other than for current Taxes not yet due and payable) upon the assets of the Company or any of its subsidiaries. Neither the Company nor any of its subsidiaries has any obligation to make any “excess parachute payment” under Section 280G of the Code (or any corresponding provision of state, local or foreign law).

4.11 Labor and Employment Matters. Section 4.11 of the Company Disclosure Schedule sets forth the name, address, social security number and current rate of compensation of each employee of the Company and its subsidiaries. Neither the Company nor any of its subsidiaries is a party to or bound by any collective bargaining agreement or any other agreement with a labor union; and, to the best knowledge of the Company, there has been no effort by any labor union during the 24 months prior to the date hereof to organize any employees of the Company or any of its subsidiaries into one or more collective bargaining units. There is no pending or, to the best knowledge of the Company, threatened labor dispute, strike or work stoppage which affects or which may affect the business of the Company or any of its subsidiaries or which may interfere with its continued operations. None of the Company or any of its subsidiaries or, to the knowledge of the Company, any agent, representative or employee thereof has, within the last 24 months, committed any unfair labor practice as defined in the National Labor Relations Act, as amended, and there is no pending or, to the knowledge of the Company, threatened charge or complaint against the Company or any of its subsidiaries by or with the National Labor Relations Board or any representative thereof. There has been no strike, walkout or work stoppage involving any of the employees of the Company or any of its subsidiaries during the 24 months prior to the date hereof. Each of the Company and its subsidiaries has complied with applicable laws, rules and regulations relating to employment, civil rights and equal employment opportunities, including but not limited to, the Civil Rights Act of 1964, the Fair Labor Standards Act, and the Americans with Disabilities Act, as amended. The Company has no knowledge that any executive or key employee or group of employees of the Company or any of its subsidiaries has any plans to terminate employment with the Company or any such subsidiary as a result of the transactions contemplated hereby or otherwise, other than any determination to terminate made by Acquiror in connection with the transactions contemplated hereby.

4.12 Employee Benefit Plans.

(a) Section 4.12 of the Company Disclosure Schedule sets forth a description of each material Employee Benefit Plan of the Company and its subsidiaries maintained, administered or contributed to, as the case may be, by the Company or its subsidiaries within the last six years. Neither the Company nor any of its subsidiaries has been a participating employer in any “multiemployer plan” within the meaning of Section 3(37) of ERISA within the last six years, except to the extent that any employee benefit plan in which the Company or any of its subsidiaries is or was the sole participating entity may be deemed to be or have been such a multiemployer plan. All Employee Benefit Plans of the Company and its subsidiaries have been administered at all times and are being administered in compliance in all material respects with their terms and applicable law, including, where applicable, ERISA and the Code and the regulations promulgated thereunder. Except as set forth in Section 4.12(a) of the Company Disclosure Schedule, the Company has made or accrued on the appropriate balance sheet all contributions due to date under or with respect to such Employee Benefit Plans.

(b) With respect to each Employee Benefit Plan of the Company and its subsidiaries, (i) no “reportable event,” as defined in Section 4043 of ERISA, exists that would constitute grounds for termination of such Employee Benefit Plan by the Pension Benefit Guaranty Corporation or for the appointment by the appropriate United States District Court of a trustee to administer such Employee Benefit Plan, in each case as contemplated by Section 4042 of ERISA; (ii) none of the Company or any of its subsidiaries or any fiduciary, trustee, or administrator of any such Employee Benefit Plan has engaged in a “prohibited transaction” as defined in Section 4975 of the Code or a “prohibited transaction” as defined in Section 406 of ERISA that could reasonably be expected to subject the Company or any such subsidiaries to any material tax imposed by Section 4975 of the Code or any material penalty imposed by Section 502 of ERISA; (iii) there is no current matter, including (without limitation) any matter involving the administration and operation of such Employee Benefit Plan, which would reasonably be expected to result in any such Employee Benefit Plan being deemed to be not in substantial compliance with the pertinent provisions of any law, regulation or ruling applicable thereto and which would reasonably be expected to impose any material liability upon the Company or any of its subsidiaries; and (iv) no such Employee Benefit Plan is subject to any audit or examination by any Governmental Authority. Except as set forth in Section 4.12(b) of the Company Disclosure Schedule, the Company and its subsidiaries have at no time established, maintained or otherwise participated in a defined benefit pension plan subject to Title IV of ERISA.

(c) With respect to all Employee Benefit Plans of the Company which are group health plans, all such plans have been operated in compliance in all material respects with applicable law, including the group health plan continuation coverage requirements of Section 4980B of the Code and the Health Insurance and Portability Accountability Act of 1996, to the extent such requirements are applicable.

(d) Each Employee Benefit Plan of the Company or any of its subsidiaries that is intended to be a qualified plan, as described in Section 401(a) of the Code (i) has received from the Internal Revenue Service a determination that such Employee Benefit Plan is a qualified plan under Section 401 of the Code, (ii) has been timely and properly amended so as to comply in all material respects with all laws applicable to such Employee Benefit Plans and (iii) has received a favorable determination letter issued by the Internal Revenue Service to the extent required by all applicable laws. Section 4.12(d) of the Company Disclosure Schedule describes all required reports and descriptions (including, but not limited to, Form 5500 Annual Reports, Summary Annual Reports and Summary Plan Descriptions) that have not been properly and timely filed or distributed with respect to each Employee Benefit Plan of the Company and its subsidiaries.

4.13 Compliance With Environmental Laws.

(a) The Company has previously complied, and the Company is currently complying, in all material respects with all federal, state and local environmental statutes, laws, ordinances, orders, rules, regulations and moratoria relating to its business, operations, properties and assets, including, without limitation, the Clean Air Act, as amended, the Federal Water Pollution Control Act, as amended, the Safe Drinking Water Act, as amended, the Resource Conservation and Recovery Act, as amended (“RCRA”), the Hazardous Material Transportation Act, as amended, the Occupational Safety and Health Act of 1970, as amended (“OSHA”), and the Comprehensive Environmental Response, Compensation and Liability Act, as amended by the Superfund Amendments and Reauthorization Act of 1986, as amended (“CERCLA”). The Company has not received any notice alleging any noncompliance with any other laws, ordinances, orders, rules, regulations or moratoria. For purposes of this Section 4.13, the “Company” shall mean the Company, any subsidiary thereof or any other Affiliate of the Company.

(b) Except as identified on Schedule 4.13 attached hereto, no hazardous wastes, as defined in Subtitle C of RCRA or under applicable state law, and no hazardous substances, as defined in CERCLA or under applicable state law, or any other toxic or noxious substances or any waste or recycled products thereof (as such substances are defined by applicable state and federal statutes and regulations) have ever been generated, treated, used, stored, spilled, leaked or disposed of by the Company or, to the best knowledge of the Company, any owners of the Leased Premises (as such term is defined in Section 4.14), on the Leased Premises or at any location in the immediate area of the Leased Premises. There has not been, and there is not occurring, at the Leased Premises any release or threatened release, as such terms are defined in CERCLA, of any hazardous substance or petroleum, including crude oil or any fraction thereof, nor has the Company any reason to believe such a release is occurring or has occurred at any time in the past. Further, there are no polychlorinated biphenyls (“PCBs”), asbestos or hazardous wastes, which pose a material present or potential risk or hazard to the health of persons, to property, to natural resources or to the environment. No underground storage tanks, as defined in RCRA or under applicable New Mexico statutes or regulations, are present on the Leased Premises, and no such tanks were previously abandoned or removed on or from the Leased Premises.

(c) The Company has no liability, responsibility or obligation, whether fixed, unliquidated, absolute, contingent or otherwise, under any federal, state or local environmental laws or regulations, including, without limitation, any liability, responsibility or obligation for fines or penalties or for investigation, expense, removal or remedial action to effect compliance with or discharge any duty, obligation or claim under any such laws or regulations. The Company has no reason to believe that any such claims, actions, suits, proceedings or investigations under such laws or regulations exist or may be brought or threatened. Neither the Company, nor to the best knowledge of the Company, any owners of the Leased Premises, has applied or disposed of, transported or arranged for the transportation or disposal of any hazardous substance in any manner which may form the basis for any present or future claim, demand or action seeking investigation, expense, removal, remedial action or expense on the Leased Premises.

4.14 Real Estate. Neither the Company nor any of its subsidiaries owns any parcels of real property. Section 4.14 of the Company Disclosure Schedule sets forth (a) a list of all real property leases or similar agreements to which the Company or any of its subsidiaries is a party (each, a “Real Property Lease”), true and complete copies of which have previously been furnished to Acquiror, (b) the lessor and lessee of each Real Property Lease and the date and term of each Real Property Lease, (c) the legal description, if known, including street address, of each property covered by each Real Property Lease (the “Leased Premises”) and (d) a brief description, including size and function, of the principal improvements and buildings on each Real Property Lease. The Real Property Leases are in full force and effect and have not been amended, and no party thereto is in default or breach thereunder. No event has occurred which, with the passage of time or the giving of notice or both, would cause a breach of or default by the Company or any of its subsidiaries under any of such Real Property Leases and, to the Company’s knowledge, there is no breach or anticipated breach by any other party thereto. With respect to each of the Leased Premises (i) the Company and its subsidiaries have valid leasehold interests or other rights of use and occupancy in such Leased Premises, free and clear of any Liens on such leasehold interests or other rights of use or occupancy or any covenants, easements or title defects known to or created by the Company or any of its subsidiaries, except as do not affect the occupancy or uses of such Leased Premises, (ii) such Leased Premises are properly zoned for the uses to which the Company or any of its subsidiaries put such Leased Premises, are in good repair and condition, normal wear and tear excepted, and are sufficient to satisfy the normal business activities of the Company and its subsidiaries as conducted thereat, (iii) each of the Leased Premises (w) has direct access to public roads or access to public roads by means of a perpetual access easement, such access being sufficient to satisfy the current and reasonably anticipated normal transportation requirements of the businesses of the Company and its subsidiaries as presently conducted at such parcel and (x) is served by all utilities in such quantity and quality as are sufficient to satisfy the current normal business activities as conducted at such Leased Premises and (iv) none of the Company or any of its subsidiaries have received notice of (y) any condemnation proceeding with respect to any portion of such Leased Premises or any access thereto and, to the best knowledge of the Company, no such proceeding is contemplated by any Governmental Authority or (z) any special assessment which may affect such Leased Premises and, to the best knowledge of the Company, no such special assessment is contemplated by any Governmental Authority.

4.15 Good Title to and Condition of Assets.

(a) Each of the Company and each of its subsidiaries has good and marketable title to all of its Assets (as such term is hereinafter defined), free and clear of any Liens other than the Liens set forth on Section 4.15 of the Company Disclosure Schedule. For purposes of this Agreement, the term “Assets” means all of the properties and assets of the Company and its subsidiaries, other than the Leased Premises, whether personal or mixed, tangible or intangible, and wherever located.

(b) The Fixed Assets (as such term is hereinafter defined) currently in use or necessary for the business and operations of the Company and each of its subsidiaries are in good operating condition, normal wear and tear excepted, and have been maintained in accordance with all applicable manufacturer’s specifications and warranties. For purposes of this Agreement, the term “Fixed Assets” means all vehicles, machinery, equipment, tools, supplies, leasehold improvements, furniture and fixtures used, leased or owned by the Company or its subsidiaries.

4.16 Insurance. Each of the Company and its subsidiaries is, and has at all times been, covered by valid and enforceable policies of insurance covering its properties, assets and businesses against risks of the nature normally insured against by corporations in the same or similar lines of business and in coverage amounts typically and reasonably carried by such corporations. Insurance policies meeting the criteria in the preceding sentence are in full force and effect, and all premiums due thereon have been paid (collectively, the “Insurance Policies”). As of the Closing, each of the Insurance Policies (other than the Key Man life insurance policies on the lives of the Principal Shareholders which may be terminated or, at the option of the Principal Shareholders, transferred by the Company to the Principal Shareholders prior to the Closing) will be in full force and effect. None of the Insurance Policies will lapse or terminate as a result of the transactions contemplated by this Agreement. Each of the Company and its subsidiaries has complied with the provisions of such Insurance Policies and all prior insurance policies providing coverage to the Company or its subsidiaries. Section 4.16 of the Company Disclosure Schedule contains (a) a complete and correct list of all Insurance Policies and all amendments and riders thereto (copies of which have been provided to Acquiror) and (b) a detailed description of each pending claim under any of the Insurance Policies, or any insurance policy previously in effect, for an amount in excess of $50,000 that relates to loss or damage to the properties, assets or businesses of the Company or any of its subsidiaries.

4.17 Accounts Receivable. All of the Receivables (as such term is hereinafter defined) are valid and legally binding, arising out of bona fide transactions in the ordinary course of business of the Company and its subsidiaries. All of the Receivables are good and collectible using commercially reasonable collection practices, without set-off or counterclaim, subject to the allowance for doubtful accounts, if any, set forth on the Current Balance Sheet as reasonably adjusted since the date of the Current Balance Sheet in the ordinary course of business consistent with past practice. For purposes of this Agreement, “Receivables” means all accounts receivable of the Company and its subsidiaries, including all trade accounts receivable arising from the provision of services, the sale of inventory, notes receivable and insurance proceeds receivable.

4.18 Adequacy of the Assets; Relationships with Customers and Suppliers; Affiliated Transactions. The Assets and the Leased Premises constitute, in the aggregate, all of the assets and properties necessary for the conduct of the businesses of the Company and each of its subsidiaries in the manner in which and to the extent to which such businesses are currently being conducted. No current customer of the Company or any of its subsidiaries has, to the best knowledge of the Company, threatened to terminate its business relationship with the Company or any such subsidiary for any reason, except as reflected in Section 4.18 of the Company Disclosure Schedule. Neither the Company nor any of its subsidiaries has any direct or indirect interest in any customer, supplier or competitor of the Company or such subsidiary, or in any Person from whom or to whom the Company or such subsidiary leases real or personal property. No officer, director or shareholder of the Company or any of its subsidiaries, nor any person related by blood or marriage to any such officer, director or shareholder, nor any entity in which any such officer, director or shareholder owns any beneficial interest, is a party to any agreement or transaction with the Company or any such subsidiary or has any interest in any property used by the Company or any such subsidiary.

4.19 Bank Accounts; Business Locations. Section 4.19 of the Company Disclosure Schedule sets forth all accounts of the Company and each of its subsidiaries with any bank, broker or other depository institution and the names of all persons authorized to withdraw funds from each such account. As of the date hereof, neither the Company nor any of its subsidiaries has any office or place of business other than as identified in such Section 4.19 of the Company Disclosure Schedule and the respective principal places of business and chief executive offices of the Company and each of its subsidiaries are indicated in such Section 4.19 and all locations where the equipment, inventory, chattel paper and books and records of the Company and its subsidiaries are located, as of the date hereof, are fully identified in Section 4.19 of the Company Disclosure Schedule.

4.20 Names; Prior Acquisitions. All names under which the Company and each of its subsidiaries does business, as of the date hereof, are specified in Section 4.20 of the Company Disclosure Schedule. Neither the Company nor any of its subsidiaries has changed its name or used any assumed or fictitious name, or been the surviving entity in a merger, acquired any business or changed its principal place of business or chief executive office, within the past three years.

4.21 Material Contracts.

(a) The following agreements, contracts and commitments to which the Company or any of its subsidiaries is a party or is bound are referred to herein, collectively, as the “Material Contracts”:

(i) any employment or consulting agreement, contract or commitment with any executive officer or member of the Company Board, other than those that are terminable by the Company or any of its subsidiaries on no more than thirty (30) days’ notice without liability or financial obligation to the Company;

(ii) any agreement or plan, including (without limitation) any stock option plan, stock appreciation right plan, stock purchase plan or severance agreement, any of the benefits of which will be increased or triggered, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, either alone or in conjunction with any other event (such as termination of employment upon occurrence of such transactions), or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

(iii) any agreement of indemnification or any guaranty other than, in either case, as entered into in the ordinary course of business;

(iv) any agreement, contract or commitment containing any covenant limiting in any respect the right of the Company or any of its subsidiaries to engage in any line of business or to compete with any Person or granting any exclusive distribution rights;

(v) any agreement, contract or commitment currently in force relating to the disposition or acquisition by the Company or any of its subsidiaries after the date of this Agreement of assets in excess of $250,000 not in the ordinary course of business or pursuant to which the Company or any of its subsidiaries has any material ownership interest in any corporation, partnership, limited liability company, joint venture or other business enterprise other than the Company’s subsidiaries;

(vi) any dealer, distributor, joint marketing or development agreement currently in force under which the Company or any of its subsidiaries have continuing material obligations to jointly market any product, technology or service and which may not be canceled without penalty upon notice of ninety (90) days or less, or any material agreement pursuant to which the Company or any of its subsidiaries have continuing material obligations to jointly develop any Intellectual Property that will not be owned, in whole or in part, by the Company or any of its subsidiaries and which may not be canceled without penalty upon notice of ninety (90) days or less;

(vii) any material agreement, contract or commitment currently in force to license any third party to manufacture or reproduce any product or service of the Company or any of its subsidiaries or any material agreement, contract or commitment currently in force to sell or distribute any products or services of the Company or any of its subsidiaries, including any material agreement, contract or commitment related to any Intellectual Property owned by the Company or any of its subsidiaries, except agreements with distributors or sales representative in the ordinary course of business cancelable without penalty upon notice of ninety (90) days or less and substantially in the form previously provided to Acquiror;

(viii) any mortgage, indenture, guarantee, loan or credit agreement, security agreement or other agreement or instrument relating to the borrowing of money or extension of credit, other than accounts receivable and payable in the ordinary course of business;

(ix) any settlement agreement relating to any litigation matter, which shall include mediation or arbitration matters, or any regulatory matter, in each such case, entered into during the three-year period preceding the date hereof;

(x) any other agreement, contract or commitment (i) in connection with or pursuant to which the Company and its subsidiaries will spend or receive (or are expected to spend or receive), in the aggregate, more than $250,000 during the current calendar year or during the next calendar year, (ii) the termination, expiration or loss of the other contracting party’s performance of which could reasonably be expected to have a Company Material Adverse Effect or (iii) that is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC rules); or

(xi) any agreement, contract or commitment currently in force to provide source code to any third party for any product or technology that is material to the Company or any of its subsidiaries.

(b) Section 4.21 of the Company Disclosure Schedule contains a true and complete list of the Material Contracts not set forth in Section 4.22(b) of the Company Disclosure Schedule. The Company has provided a complete and correct copy of each Material Contract to Acquiror. The Company and each subsidiary has performed in all material respects its obligations under the Material Contracts to which it is a party to the extent such obligations to perform have accrued. To the best knowledge of the Company, the other parties to the Material Contracts have performed in all material respects their obligations thereunder. All the Material Contracts are in full force and effect in the form provided to Acquiror.

4.22 Intellectual Property.

(a) A true and complete list of all Registered Intellectual Property of the Company and each subsidiary thereof is set forth on Section 4.22 of the Company Disclosure Schedule. The Company or any subsidiary thereof owns or possesses adequate licenses or other rights to use all such Registered Intellectual Property, and no rights thereto have been granted to others by the Company or any subsidiary thereof. Except as set forth on Schedule 4.22 of the Company Disclosure Schedule, no patents, trademarks, service marks, trade names or copyrights are necessary to conduct or to continue the business of the Company or any subsidiary thereof as heretofore conducted. All such Registered Intellectual Property is free and clear of all assignments, licenses, restrictions, encumbrances, charges or claims for infringement, and no such Registered Intellectual Property is subject to any outstanding order, decree, judgment, stipulation or charge. The use by the Company or any of its subsidiaries of the Registered Intellectual Property does not infringe upon or otherwise violate the rights of others, and none of the Registered Intellectual Property is being infringed upon by others. No one has asserted to the Company or any subsidiary thereof that the Company’s or subsidiary’s use of the Registered Intellectual Property infringes the patents, trade secrets, tradenames, trademarks, service marks, copyrights or other intellectual property rights of any other Person.

(b) Section 4.22(b) of the Company Disclosure Schedule lists all contracts, licenses and agreements to which the Company and each of its subsidiaries is a party that are currently in effect (i) with respect to Intellectual Property licensed or offered by the Company or any of its subsidiaries to any third party or (ii) pursuant to which a third party has licensed or transferred any Intellectual Property to the Company or any of its subsidiaries. The contracts, licenses and agreements listed in Section 4.22(b) of the Company Disclosure Schedule are in full force and effect. The consummation of the transactions contemplated by this Agreement will neither violate nor result in the breach, modification, cancellation, termination, or suspension of such contracts, licenses and agreements. The Company and each of its subsidiaries is in compliance with, and has not breached any term of, any such contracts, licenses and agreements and, to the knowledge of the Company, all other parties to such contracts, licenses and agreements are in compliance with, and have not breached any term of, such contracts, licenses and agreements.

4.23 Records of the Company. The minute books for the Company and each of its subsidiaries made available to Acquiror for review were correct and complete in all material respects as of the date of such review, no further entries have been made through the date of this Agreement, such minute books contain the true signatures of the persons purporting to have signed them, and such minute books contain an accurate record of all material corporate actions of the shareholders and directors, and any committees thereof, of the Company and each of its subsidiaries taken by written consent or at a meeting since incorporation of the Company or its subsidiaries, as the case may be. All material corporate actions taken by the Company and each of its subsidiaries have been duly authorized or ratified. All accounts, books, ledgers and official and other records of the Company and each of its subsidiaries have been fully, properly and accurately kept and completed in all material respects, and there are no material inaccuracies or discrepancies of any kind contained therein. The stock ledgers of the Company and each of its subsidiaries, as previously made available to Acquiror, contain accurate and complete records of all issuances, transfers and cancellations of shares of the capital stock of the Company and each of its subsidiaries.

4.24 Individual and Physician Agreements and Relationships. The Company and its subsidiaries have in effect standard physician agreements, in the forms attached to Section 4.24 of the Company Disclosure Schedule, with approximately 3600 licensed physicians (MD/DO) in the SALUD program and 3400 licensed physicians (MD/DO) in the commercial line of the business of the Company and its subsidiaries; all such physicians have entered into such agreements in such forms directly or through arrangements described in Section 4.25 hereof, and no physician has any materially different arrangement with the Company or any of its subsidiaries. Except as may be qualified in Section 4.24 of the Disclosure Schedule, the Company believes that the Company and its subsidiaries have reasonably good physician relationships and the Company has no reason to believe that physician relationships will worsen. Except as may be qualified in Section 4.24 of the Disclosure Schedule, neither the Company or any of its subsidiaries has received or given notice of any default or claimed or purported or alleged default or state of facts which, with notice or lapse of time or both, would constitute a default on the part of any party in the performance or payment of any obligation to be performed or paid by any party under any such agreement.

4.25 IPA/PHO/Medical Groups and Hospital Services Agreements. Section 4.25 of the Company Disclosure Schedule contains a complete and accurate list of all agreements and other arrangements with all individual practice associations (“IPAs”), physician hospital organizations (“PHOs”), provider service organizations (“PSOs”), medical groups or other physician groups or networks or hospitals, healthcare systems and other healthcare institutions providing services to the Company and its subsidiaries or their members or under which the Company or any of its subsidiaries or any other party subject to such agreement or arrangement has any continuing obligations. The Company has provided to Acquiror true and complete copies of all agreements or arrangements described in Section 4.25 of the Company Disclosure Schedule. Except as set forth in Section 4.25 of the Company Disclosure Schedule, the continuation, validity, effectiveness and monetary terms or obligations of such agreements will in no way be affected by this Agreement or the transactions contemplated herein. Except as set forth in Section 4.25, (i) there is no default or state of facts which, with notice or lapse of time or both, would constitute a default on the part of the Company or any of its subsidiaries (or to the Company’s knowledge on the part of any party other than the Company and its subsidiaries) in the performance of any obligation to be performed or paid by any party under any such agreement and (ii) none of the Company or any of its subsidiaries has received or given notice of any default or claimed or purported or alleged default or state of facts which, with notice or lapse of time or both, would constitute a default on the part of any party in the performance or payment of any obligation to be performed or paid by any party under any such agreement.

4.26 NCQA Accreditation. Cimarron Health Plan, the Company’s subsidiary operating in New Mexico as a health maintenance organization (the “HMO Subsidiary”), is currently accredited by the National Committee for Quality Assurance (the “NCQA”) with a “commendable” rating for both its commercial and Medicaid lines of business. The Company previously has delivered to Acquiror true, correct and complete copies of the HMO Subsidiary’s most recent NCQA accreditation survey report and recommendations, if any. The Company and the HMO Subsidiary have taken all reasonable steps to address the recommendations as appropriate as described on Schedule 4.26 attached hereto. The most recent such NCQA accreditation survey report resulted in continued NCQA accreditation of the HMO Subsidiary for a period of up to three years.

4.27 Brokers and Finders. Except with respect to CIBC World Markets Corp., (a) the Company has not entered into any contract, arrangement or understanding with any Person which may result in the obligation of the Company to pay any finder’s fees, brokerage or agent commissions or other similar payments in connection with the transactions contemplated hereby and (b) there is no claim for payment by the Company of any investment banking fees, finder’s fees, brokerage or agent commissions or other similar payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby.

4.28 Accuracy of Information Furnished by Company. No statements or information made or furnished by the Company or any of its subsidiaries or any of their representatives (other than CIBC World Markets Corp.) to Acquiror or any of Acquiror’s representatives, including statements or information contained in this Agreement, any other Transaction Document, the Information Memoranda and the Company Disclosure Schedule, and the other information and statements referred to herein or therein and previously furnished by the Company, and all statements or information made or furnished by representatives of the Company at certain meetings with representatives of the Acquiror, each such meeting as more fully described on Exhibit 4.28 attached hereto, when all such statements and information are viewed as a whole, contain or shall contain any untrue statement of a material fact or omit or shall omit any material fact necessary to make the information contained therein, not misleading. The Company has provided Acquiror with true, accurate and complete copies of all requested documents listed or described in the Company Disclosure Schedule.

4.29 No other Representations and Warranties. Except for the express representations and warranties contained in this Agreement and in the Company Disclosure Schedule, none of the Company or the Principal Shareholders make any other express or implied representation or warranty with respect to the Shares or the Company.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

OF ACQUIROR

Except as set forth in the schedules delivered to the Company prior to or simultaneously with the execution hereof, which schedules shall reference the specific section of this Article V to which such schedules relate (collectively, the “Acquiror Disclosure Schedule”), Acquiror represents and warrants to the Company that, as of the date hereof:

5.1 Organization and Qualification. Acquiror is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and the Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

5.2 Power and Authority; Non-contravention; Government Approvals.

(a) Power and Authority. Each of Acquiror and Merger Sub has all requisite corporate power and authority to enter into this Agreement and the other Transaction Documents to which it is a party and, subject only to the Acquiror Required Statutory Approvals (as defined in Section 5.2(c) hereof), to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, the Acquiror Board, at a meeting duly called and held, by the unanimous vote of all directors (i) determined that the Merger is fair to and in the best interests of Acquiror, (ii) approved (A) this Agreement in accordance with the provisions of the MBCA and the DGCL (as applicable), and (B) the filing and recordation of the Certificate of Merger as required by the MBCA and, if applicable, such other documents as may be required under the DGCL in connection with the Merger and (iii) approved the other transactions contemplated by this Agreement. The execution and delivery of this Agreement and the performance of the transactions contemplated by this Agreement by Acquiror and Merger Sub have been duly and validly authorized by all necessary corporate action on the part of Acquiror and Merger Sub, subject (in the case of the Merger Agreement) only to the filing and recordation of the Certificate of Merger as required by the MBCA. Assuming this Agreement constitutes the legal, valid and binding obligation of the Company, this Agreement constitutes the valid and legally binding obligation of Acquiror and Merger Sub, enforceable against Acquiror and Merger Sub in accordance with the terms hereof, except as such enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally and (ii) general equitable principles, regardless of whether such enforceability is considered in a proceeding at law or in equity.

(b) Non-contravention. The execution, delivery and performance by each of Acquiror and Merger Sub of the Transaction Documents to which it is a party and the consummation by each of Acquiror and Merger Sub of the transactions contemplated by such Transaction Documents will not contravene any provision of the certificate of incorporation or bylaws thereof.

(c) Government Approvals. Except for the filing of the Certificate of Merger with the Secretary of State of the State of Michigan in connection with the Merger and the appropriate documents with the relevant authorities of other states or jurisdictions in which Acquiror and Merger Sub are qualified to do business, compliance with any applicable requirements of the HSR Act and compliance with any applicable requirements of the Securities Act and the Exchange Act (such filings and approvals being referred to herein, collectively, as the “Acquiror Required Statutory Approvals”), no declaration, filing or registration with, or notice to, or authorization, consent or approval of, any governmental or regulatory body or authority is necessary for the execution and delivery of this Agreement by Acquiror or the consummation by Acquiror of the transactions contemplated hereby.

(d) Financial Ability to Close. Acquiror has, and will have at the Closing Date, the financial ability to pay the Merger Consideration and otherwise complete the transactions contemplated by this Agreement.

ARTICLE VI

CONDUCT OF BUSINESS PENDING THE MERGER

6.1 Conduct of Business Pending the Merger. After the date hereof and prior to the Closing Date or earlier termination of this Agreement, except (i) as set forth in Section 6.1 of the Company Disclosure Schedule, (ii) in connection with specific actions that the Company is explicitly required or permitted to take pursuant to this Agreement or (iii) to the extent that Acquiror shall otherwise consent in writing (which consent shall not be unreasonably withheld or delayed), the Company shall, and shall cause each of its subsidiaries to:

(a) conduct its business in all material respects in the ordinary course and consistent with past practice;

(b) not (i) amend or propose to amend its articles of incorporation or bylaws, (ii) split, combine or reclassify its outstanding capital stock or (iii) declare, set aside or pay any dividend or distribution payable in cash, stock, property or otherwise, except for (x) periodic cash dividends paid in the ordinary course of business, (y) dividends or distributions paid by a subsidiary of the Company to the Company or another subsidiary of the Company and (z) any declaration, set-aside, or payment pursuant to the terms of any Employee Benefit Plan of the Company or its subsidiaries;

(c) not issue or sell or agree to issue or sell any additional shares of, or any options, warrants or rights to acquire any shares of, capital stock thereof, except that the Company may issue shares upon exercise of outstanding stock options or warrants referred to in Section 4.2 hereof and Company Options under the Company Employee Plans;

(d) not (i) incur any indebtedness for borrowed money, other than borrowings in the ordinary course of business, (ii) redeem, purchase, acquire or offer to purchase or acquire any shares of its capital stock or any options, warrants or rights to acquire any of the capital stock thereof or any security convertible into or exchangeable for such capital stock, (iii) make any acquisition of any assets or businesses, other than acquisitions of assets in the ordinary course of business of no more than $100,000, (iv) sell, dispose of or encumber any material assets or businesses, other than sales of assets in the ordinary course of business or (v) enter into any binding contract, agreement, commitment or arrangement with respect to any of the foregoing; and

(e) use all best efforts to preserve intact its business organization and goodwill and preserve the business relationships with material customers and others having material business relationships with them.

6.2 Control of Company’s Operations. Nothing contained in this Agreement shall give to Acquiror, directly or indirectly, rights to control or direct the Company’s operations prior to the Effective Time.

ARTICLE VII

ADDITIONAL AGREEMENTS

7.1 Access to Information.

(a) Subject to applicable law, the Company shall afford, and cause its subsidiaries to afford, to Acquiror and its accountants, counsel, financial advisors and other representatives (the “Acquiror Representatives”) full access during normal business hours with reasonable notice throughout the period prior to the Effective Time to all of the properties, books, contracts, commitments and records (including, but not limited to, Tax Returns) of the Company and its subsidiaries and, during such period, shall furnish promptly to Acquiror Representatives such information concerning the businesses, properties and personnel of the Company and its subsidiaries as Acquiror shall reasonably request.

(b) The parties hereto acknowledge that Acquiror and the Company have previously executed a Confidentiality Agreement, dated as of November 13, 2003 (the “Confidentiality Agreement”), which shall continue in full force and effect in accordance with its terms except as expressly modified by this Agreement.

7.2 No Solicitation.

(a) Except as set forth in this Section 7.2, the Company shall not, and shall not authorize or permit any of its respective directors, officers, employees, investment bankers, attorneys, accountants or other advisors or representatives (such directors, officers, employees, investment bankers, attorneys, accountants, other advisors and representatives being referred to herein, collectively, as “Company Representatives”), to directly or indirectly:

(i) solicit, initiate, induce, encourage or take any other action to facilitate any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal (as defined in Section 7.2(c) hereof); or

(ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, furnish to any Person any information with respect to, assist or participate in any effort or attempt by any Person with respect to, or otherwise cooperate in any way with, any Acquisition Proposal.

Without limiting the foregoing, the Company and Acquiror agree that any violation of the restrictions set forth in this Section 7.2 by any Company Representative, or any of its Affiliates, whether or not such Person is purporting to act on behalf of the Company or any of its Affiliates, shall constitute a breach by the Company of this Section 7.2. The Company shall enforce, to the fullest extent permitted under applicable law, the provisions of any standstill, confidentiality or similar agreement entered into by the Company or any of its subsidiaries or other Affiliates or Company Representatives, including (without limitation), obtaining injunctions to prevent any breaches of any such agreement, and to enforce specifically the terms and provisions thereof in any court having jurisdiction.

(b) Notices. The Company shall immediately advise Acquiror orally, with written confirmation to follow promptly (and in any event within two business days), of any Acquisition Proposal or any request for nonpublic information in connection with any Acquisition Proposal, or of any inquiry with respect to, or that could reasonably be expected to lead to, any Acquisition Proposal, the material terms and conditions of any such Acquisition Proposal or inquiry and the identity of the Person making any such Acquisition Proposal or inquiry.

(c) Definition. For purposes of this Agreement, “Acquisition Proposal” means any offer or proposal (other than an offer or proposal by Acquiror) relating to any transaction or series of related transactions other than the transactions contemplated by this Agreement involving (i) any acquisition or purchase by any Person of more than a 15 percent interest in the total outstanding voting securities of the Company or any of its subsidiaries or any tender offer or exchange offer that if consummated would result in any Person beneficially owning 15 percent or more of the total outstanding voting securities of the Company or any of its subsidiaries or any merger, consolidation, business combination or similar transaction involving the Company pursuant to which the securityholders of the such party immediately preceding such transaction hold less than 85 percent of the equity interests in the surviving or resulting entity of such transaction, (ii) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than 15 percent of the assets of the Company and its subsidiaries representing more than 15 percent of the value of all the assets of the Company and its subsidiaries or (iii) any liquidation, dissolution, recapitalization or other significant corporate reorganization of the Company.

7.3 All Reasonable Efforts; Agreement to Cooperate. Subject to the terms and conditions herein provided each of the parties hereto shall use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including using its reasonable efforts to (a) obtain all necessary or appropriate waivers, consents or approvals of third parties required in order to preserve material contractual relationships of Acquiror and the Company and their respective subsidiaries, all necessary or appropriate waivers, consents and approvals to effect all necessary registrations, filings and submissions and to lift any injunction or other legal bar to the Merger (and, in such case, to proceed with the Merger as expeditiously as possible) and (b) cause its accountants to prepare or (as appropriate) assist in the preparation of such financial statements regarding the Company and its subsidiaries as may be required to be filed by Acquiror with the SEC as a result of the Merger contemplated hereby. Acquiror and the Company shall promptly prepare and file the appropriate forms to comply with the HSR Act and shall promptly respond to any request for additional information pursuant to the HSR Act. Acquiror, with the assistance, as requested, of the Company, shall also promptly prepare, file and diligently pursue the change in control application with the New Mexico Division of Insurance.

7.4 Public Statements. Except as may be required by applicable law or any listing agreement with a national securities exchange, the parties shall consult with each other prior to issuing any press release or any written public statement with respect to this Agreement or the transactions contemplated hereby and shall not issue any such press release or written public statement prior to such consultation. With respect to any disclosures required by applicable law or any listing agreement with a national securities exchange, the parties agree to use reasonable efforts to consult with one another about the substance of any such required disclosure.

7.5 Notification of Certain Matters. Each of the Company and Acquiror agrees to give prompt notice to the other such party of, and to use commercially reasonable efforts to remedy (a) the occurrence or failure to occur of any event which occurrence or failure to occur would reasonably be expected to cause any of the representations or warranties of the Company or Acquiror, as the case may be, in this Agreement to be untrue or inaccurate in any material respect at the Effective Time and (b) any material failure on the part of the Company or Acquiror, as the case may be, to comply with or satisfy any covenant, agreement or condition to be complied with or satisfied thereby hereunder; provided, however, that the delivery of any notice pursuant to this Section 7.5 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

7.6 Approval of Shareholders.

(a) The Company, acting through the Company Board, shall take all actions in accordance with applicable law and its Articles of Incorporation and Bylaws to promptly and duly call, give notice of, convene and hold as promptly as practicable a meeting of the shareholders of the Company for the purpose of considering and voting upon the Merger (the “Company Meeting”). To the fullest extent permitted by applicable law, the Company Board shall recommend approval of the Merger by the shareholders of the Company and neither the Company Board nor any committee thereof shall withdraw or modify, or propose or resolve to withdraw or modify in a manner adverse to Acquiror, the recommendation of the Company Board that the Company’s shareholders vote in favor of the Merger. The Company shall take all action that is both reasonable and lawful to solicit from its shareholders proxies in favor of the Merger and shall take all other action necessary or advisable to secure the vote or consent of the shareholders of the Company to approve the Merger. Notwithstanding anything to the contrary contained in this Agreement, after consultation with Acquiror, the Company may adjourn or postpone the Company Meeting to the extent necessary (i) to enable the Company to solicit additional votes in favor of the Merger such that the required vote of the Company shareholders is likely to be received or (ii) if, as of the time for which the Company Meeting is originally scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Meeting.

(b) The Company shall call, give notice of, convene and hold the Company Meeting and shall take action to secure the vote or consent of the shareholders thereof in accordance with this Section 7.6 whether or not any actual, potential or purported Acquisition Proposal has been commenced, disclosed, announced or submitted to the Company.

7.7 Voting Agreements. Concurrently with the execution and delivery of this Agreement, the shareholders listed on Schedule 7.7 shall execute and deliver to Acquiror a Voting Agreement, in substantially the form of Exhibit 7.7 attached hereto, pursuant to which such shareholder shall agree, among other things, to vote such shareholder’s shares of the capital stock of the Company in favor of, and otherwise support from the date hereof through the Closing Date, the transactions contemplated hereby.

7.8 Covenant not to Compete. Each of the Principal Shareholders agrees that he will not:

(a) for a period of three years following the Closing Date, directly or indirectly, alone or as a partner, joint venturer, officer, director, employee, consultant, agent, independent contractor, lender or security holder, of any company or business, engage in, or finance or provide financial assistance with respect to, any business activity relating to the provision of managed health care administrative and Third Party Administrative (“TPA”) services, including marketing, the organization of health care delivery, network development and management, provider relations, finance and overall administration (the “Competitive Business”) in Michigan and New Mexico (the “Restricted Territory”); provided, however, that the beneficial ownership of less than five percent of any class of securities of any entity having a class of equity securities actively traded on a national securities exchange or over-the-counter market shall not be deemed, in and of itself, to violate the prohibitions of this Section 7.8; provided further, that each Principal Shareholder may continue his involvement in the TPA company known as Health Care Horizons of Illinois, Inc. and its wholly-owned subsidiary, HCH Administration, Inc. (Illinois) (which companies may continue to operate under such name);

(b) for a period of three years following the Closing Date, directly or indirectly, (i) induce any customer acquired hereunder to patronize any business which is directly or indirectly in competition with the Competitive Business conducted by Acquiror, its subsidiaries, successors or assigns (collectively the “Acquiror Companies”) in the Restricted Territory; (ii) canvass, solicit or accept from any Person which is a customer of the Competitive Business conducted by any of the Acquiror Companies, any such competitive business in the Restricted Territory; or (iii) request or advise any customer of the Competitive Business conducted by any of the Acquiror Companies in the Restricted Territory to withdraw, curtail or cancel any such customer’s business with such entity;

(c) for a period of three years following the Closing Date (i) in any manner seek to induce any employee of the Acquiror Companies to leave his or her employment or (ii) directly or indirectly employ any person who was employed by the Acquiror Companies within nine (9) months following the termination of employment of such person with the Acquiror Companies.

(d) at any time following the Closing Date, directly or indirectly, in any way utilize, disclose, copy, reproduce or retain in his possession any of the proprietary rights or records of the Company or any of its subsidiaries acquired hereunder, including, but not limited to, any customer lists.

(e) Each of the Principal Shareholders, jointly and severally, shall indemnify and hold harmless Acquiror and the Surviving Corporation, and their respective officers, directors, employees, consultants, shareholders and affiliates (collectively, the “Indemnified Parties”) from and against any and all damages, losses, claims, liabilities, demands, charges, suits, penalties, costs and expenses, including court costs and reasonable attorneys’ fees and expenses incurred in investigating and preparing for any litigation or proceeding which any of the Indemnified Parties may sustain, or to which any of the Indemnified Parties may be subjected, relating to or arising directly or indirectly out of any breach or default by the Principal Shareholders of any of the covenants or agreements set forth in this Section 7.8.

The Principal Shareholders agree and acknowledge that the restrictions contained in this Section 7.8 are reasonable in scope and duration, and are necessary to protect the Acquiror Companies. The Principal Shareholders agree and acknowledge that any breach of this Section 7.8 will cause irreparable injury to the Acquiror Companies and upon any breach or threatened breach of any provision of this Section 7.8, the Acquiror Companies shall be entitled to injunctive relief, specific performance or other equitable relief, without the necessity of posting bond; provided, however, that this shall in no way limit any other remedies which the Acquiror Companies may have as a result of such breach, including the right to seek monetary damages. Acquiror and the Principal Shareholders hereby agree that Acquiror may assign, without limitation, the foregoing restrictive covenants to any successor to Acquiror.

ARTICLE VIII

CONDITIONS

8.1 Conditions to Each Party’s Obligation to Effect the Merger. The obligation of each party hereto to effect the Merger shall be subject to the fulfillment at or prior to the Closing Date of the following conditions:

(a) This Agreement and the transactions contemplated hereby shall have been approved in the manner required by applicable law by the requisite holders of the issued and outstanding shares of capital stock of the Company.

(b) The waiting period applicable to the consummation of the Merger under the HSR Act, if applicable, shall have expired or been terminated.

(c) Consent of the New Mexico Division of Insurance for the change in control of the Company shall have been obtained.

(d) None of the parties hereto shall be subject to any order or injunction of a court of competent jurisdiction which prohibits the consummation of the transactions contemplated by this Agreement.

8.2 Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger shall be subject to the fulfillment at or prior to the Closing Date of the following conditions:

(a) (i) Acquiror shall have performed its agreements contained in this Agreement required to be performed on or prior to the Closing Date and (ii) the representations and warranties of Acquiror and Merger Sub set forth in this Agreement shall be true and correct in all material respects, in each case, on and as of the date made and except to the extent that such representations and warranties speak as of an earlier date on and as of the Closing Date as if made at and as of such date.

(b) The Company shall have received a certificate of the President or an Executive Vice President of Acquiror, dated the Closing Date, certifying that the conditions set forth in Section 8.2(a) have been satisfied.

(c) The Company shall have been furnished with an opinion of McDermott, Will & Emery, counsel to Acquiror, in substantially the form of Exhibit 8.2(c) attached hereto.

(d) Acquiror shall have delivered immediately available funds in the amount of the Merger Consideration to the Exchange Agent.

(e) Acquiror and the Escrow Agent shall have executed and delivered to the Company the Escrow Agreement.

(f) Acquiror and the Exchange Agent shall have executed and delivered to the Company the Exchange Agreement.

(g) Each other Transaction Document shall have been executed and delivered and be in full force and effect as of the Closing Date.

8.3 Conditions to Obligation of Acquiror and Merger Sub to Effect the Merger. The obligations of Acquiror and Merger Sub to effect the Merger shall be subject to the fulfillment at or prior to the Closing Date of the following conditions:

(a) (i) The Company shall have performed its agreements contained in this Agreement required to be performed on or prior to the Closing Date and (ii) the representations and warranties of the Company set forth in this Agreement shall be true and correct in all material respects, in each case, on and as of the date made and except to the extent that such representations and warranties speak as of an earlier date on and as of the Closing Date as if made at and as of such date.

(b) Acquiror shall have received a certificate of the President or a Vice President of the Company, dated the Closing Date, certifying that the conditions set forth in Section 8.3(a) have been satisfied.

(c) The Company shall have received a certificate by the Secretary of the Company, certifying to: (i) the Articles of Incorporation and By-Laws of the Company; (ii) resolutions of the Board of Directors of the Company approving the execution, delivery and performance of the Transaction Documents and the consummation of the transactions contemplated therein, including the Merger, and (iii) approval of the Merger by the shareholders of the Company at the Company Meeting, including resolutions adopted, votes for, against and abstaining.

(d) Acquiror shall have been furnished with an opinion of Kelly, Rammelkamp & Muehlenweg, P.A., counsel to the Company, in substantially the form of Exhibit 8.3(d) attached hereto.

(e) All consents, waivers or assignments required in connection with the Merger shall have been obtained by the Company.

(f) All consents, authorizations, orders and approvals of (or filings or registrations with) any governmental commission, board or other regulatory body required in connection with the execution, delivery and performance of this Agreement shall have been given or made, including, without limitation, any required consents, authorizations, orders and approvals of (or filings or registrations with) the authorities of the State of New Mexico; provided, however, that the filing of the Certificate of Merger and any documents required or permitted to be filed after the Effective Time need not be filed prior to the Closing Date.

(g) Except as set forth in the Company Disclosure Schedules, since the date of this Agreement there shall not have been any event, change, effect or development that, individually or in the aggregate, has had or could reasonably be expected to have a Company Material Adverse Effect.

(h) No action, suit, or proceeding before any court or any governmental or regulatory authority shall have been commenced, no investigation by any governmental or regulatory authority shall have been commenced, and no action, suit, or proceeding by any governmental or regulatory authority shall have been threatened against the Company or Acquiror (i) seeking to challenge the transactions contemplated hereby or questioning the validity or legality of any such transactions which would, if resolved adversely, severally or in the aggregate, adversely affect the financial condition, business, property, assets or prospects of the Company and its subsidiaries, taken as a whole, (ii) which would restrict or affect the right of Acquiror to acquire the Company or to exercise any rights in respect thereto or under this Agreement subsequent to the Closing or (iii) which seeks to subject Acquiror or any of its affiliates to any liability, fine or penalty by reason of the transactions contemplated by this Agreement.

(i) The Company shall have delivered to Acquiror good standing certificates for the Company from the Michigan Secretary of State and for the Company’s subsidiaries from the New Mexico Secretary of State as of a date shortly prior to the Closing Date, and tax good standing letter from the New Mexico Department of Taxation and Revenue Audit Compliance Division for the Company and its subsidiaries as of a date shortly prior to the Closing Date.

(j) Acquiror shall have received written resignations and releases of the existing directors of the Company and its subsidiaries in the form attached hereto as Exhibit 8.3(j) and the trustees of any Employee Benefit Plan and the revocation of all powers of attorney or signature authorization.

(k) The Company, on behalf of its shareholders, and the Escrow Agent shall have executed and delivered to Acquiror the Escrow Agreement.

(l) The Company, on behalf of its shareholders, and the Exchange Agent shall have executed and delivered to Acquiror the Exchange Agreement.

(m) Each other Transaction Document shall have been executed and delivered and be in full force and effect as of the Closing Date.

ARTICLE IX

TERMINATION; FEES AND EXPENSES

9.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by the mutual written agreement of the parties hereto.

9.2 Termination by Acquiror or the Company. This Agreement may be terminated and the Merger may be abandoned by either Acquiror or the Company if (a) the Merger shall not have been consummated by December 31, 2004 (the “Termination Date”), provided that the terminating party shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the failure to consummate the Merger by the Termination Date; (b) at the Company Meeting (including any adjournment or postponement permitted by this Agreement), at which a vote on the approval of the Merger is taken, the requisite vote of the shareholders of the Company in favor of the Merger shall not have been obtained (provided, however, that the right to terminate this Agreement under this Section 9.2 shall not be available to the Company if the Company’s failure to fulfill any obligation under this Agreement has been a principal cause of or resulted in the failure to obtain such requisite vote) or (c) a United States federal or state court of competent jurisdiction or United States federal or state governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable (provided that the party seeking to terminate this Agreement pursuant to clause (c) above shall have used all reasonable efforts to remove such order, decree or ruling).

9.3 Termination by the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the Company Board if (a) there has been a breach by Acquiror or Merger Sub of any representation or warranty contained in this Agreement which breach has not been cured in all material respects and which has caused any of the conditions set forth in Section 8.2(a) to be incapable of being satisfied by the Termination Date or (b) there has been a material breach of any of the covenants or agreements set forth in this Agreement on the part of Acquiror which has not been cured in all material respects and which has caused any of the conditions set forth in Section 8.2(a) to be incapable of being satisfied by the Termination Date.

9.4 Termination by Acquiror. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the Acquiror Board if (a) there has been a breach by the Company of any representation or warranty contained in this Agreement which has not been cured in all material respects and which has caused any of the conditions set forth in Section 8.3(a) to be incapable of being satisfied by the Termination Date or (b) there has been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the Company which has not been cured in all material respects and which has caused any of the conditions set forth in Section 8.3(a) to be incapable of being satisfied by the Termination Date.

9.5 Effect of Termination and Abandonment. In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article IX, all obligations of the parties hereto shall terminate, except the obligations of the parties pursuant to Sections 7.2, 7.3 and 9.6 hereof and except for the provisions of Article XIII hereof.

9.6 Fees and Expenses.

(a) Except as set forth in this Section 9.6, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated; provided, however, that Acquiror and the Company shall share equally the aggregate filing fees of the parties’ pre-merger notification report under the HSR Act, if applicable.

(b) The Company shall pay Acquiror a termination fee equal to five percent of the Merger Consideration (the “Termination Fee”) in the event that this Agreement is terminated (A) by Acquiror pursuant to Section 9.2(a), to the extent that the failure to consummate the Merger was proximately contributed to by a material breach of any obligation of the Company under this Agreement, (B) by Acquiror or the Company pursuant to Section 9.2(b) or (C) pursuant to Section 9.4 and (i) following the execution and delivery of this Agreement and prior to the termination of this Agreement, an Acquisition Proposal shall have been received by the Company and (ii) within 12 months following the termination of this Agreement, either a Third-Party Acquisition (as defined below) is consummated, or the Company enters into a definitive agreement providing for a Third-Party Acquisition and such Third-Party Acquisition is consummated within 12 months following execution of such definitive agreement. For the purposes hereof, the term “Third-Party Acquisition” means any of the following transactions or series of related transactions, other than the transactions contemplated by this Agreement, pursuant to which the Third-Party Acquisition Consideration is equal to or exceeds the Merger Consideration: (A) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction as a result of which the shareholders of the Company immediately preceding such transaction hold less than 50 percent of the aggregate equity interests in the surviving or resulting entity of such transaction, (B) a sale or other disposition of assets representing in excess of thirty 30 percent of the aggregate fair market value of the business of the Company immediately prior to such sale, or (C) the acquisition by any Person or group (including by way of a tender offer or an exchange offer or issuance), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 30 percent of the voting power of the then outstanding shares of capital stock of the Company.

(c) The parties acknowledge that the agreements contained in this Section 9.6 are an integral part of the transactions contemplated by this Agreement and that, without such agreements, the parties would not enter into this Agreement. If the Company fails to promptly pay to Acquiror the Termination Fee if and when it becomes due hereunder, the Company shall pay the costs and expenses (including legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment, together with interest on the amount of any unpaid fee at the publicly announced prime rate of Bank of

America, N.A. plus five percent per annum, compounded quarterly, from the date such Termination Fee was required to be paid.

ARTICLE X

AMENDMENT AND WAIVER

10.1 Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. Such amendment may take place at any time prior to the Closing Date, and, subject to applicable law, whether before or after approval by the shareholders of the Company.

10.2 Waiver. At any time prior to the Effective Time, the parties hereto waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

ARTICLE XI

INDEMNIFICATION

11.1 Indemnification of Acquiror Indemnified Parties. Each shareholder and Option Holder of the Company, jointly and severally (an “Indemnifying Party”), shall indemnify and hold harmless Acquiror and the Surviving Corporation, and their respective officers, directors, employees, consultants, shareholders and affiliates (collectively, the “Indemnified Parties”) from and against any and all damages, losses, claims, liabilities, demands, charges, suits, penalties, costs and expenses, including court costs and reasonable attorneys’ fees and expenses incurred in investigating and preparing for any litigation or proceeding (collectively, “Damages”) which any of the Acquiror Indemnified Parties may sustain, or to which any of the Acquiror Indemnified Parties may be subjected, relating to or arising directly or indirectly out of (i) any breach or default by the Company of any of its representations or warranties contained in Article IV hereof, (ii) any breach of any covenants or agreements under this Agreement (other than the covenants of the Principal Shareholders set forth in Section 7.8 hereof) or (iii) any of the litigation matters set forth on Schedule 11.1 hereto. Any Damages which any Acquiror Indemnified Party sustains, or to which any of the Acquiror Indemnified Parties may be subjected, are referred to herein as “Indemnified Costs”. The Indemnified Parties shall not be entitled to indemnification from any Indemnified Costs caused by any breach or default by the Company of any of the representations or warranties contained in Article IV hereof until the Indemnified Parties have suffered aggregate Indemnified Costs by reason of all breaches and defaults in excess of $325,000, after which point the Indemnified Parties shall be entitled to indemnification from and against all Indemnified Costs, including all Indemnified Costs incurred below the $325,000 threshold described herein. Except as otherwise specifically provided in this Agreement, Acquiror and the Surviving Corporation acknowledge that their sole and exclusive remedy after the Closing with respect to any and all Indemnified Costs which are indemnifiable pursuant to this Section 11.1 (other than claims of, or causes of action arising from, fraud or willful breach) shall be recovery from the Indemnification Escrow Fund pursuant to the indemnification provisions set forth in this Article XI.

11.2 Defense of Third-Party Claims. An Indemnified Party shall give prompt written notice to the Shareholder Representatives of the commencement or assertion of any action, proceeding, demand or claim by a third party (each, a “third-party action”) in respect of which such Indemnified Party will seek indemnification hereunder. Any failure to so notify the Shareholder Representatives shall not relieve Indemnifying Parties from any liability that they may have under this Article XI, except to the extent the failure to give such notice materially and adversely prejudices the Indemnifying Parties. The Indemnifying Parties shall have the right to assume control of the defense of, settle or otherwise dispose of such third-party action on such terms as the Indemnifying Parties, acting through the Shareholder Representatives, deem appropriate; provided, however, that:

(a) the Indemnified Parties shall be entitled, at their own expense, to participate in the defense of such third-party action (provided, however, that the Indemnifying Parties shall pay the attorneys’ fees of the Indemnified Party if (i) the employment of separate counsel shall have been authorized in writing by any such Indemnifying Parties in connection with the defense of such third-party action, (ii) the Indemnifying Parties shall not have promptly employed counsel reasonably satisfactory to the Indemnified Party to take charge of such third-party action or (iii) the Indemnified Parties’ counsel shall have advised the Indemnified Party in writing, with a copy to the Shareholder Representatives, that there is a conflict of interest that could make it inappropriate under applicable standards of professional conduct to have common counsel or that there are defenses available to the Indemnified Party that are not available to the Indemnifying Parties);

(b) the Indemnifying Parties shall obtain the prior written approval of the Indemnified Party before entering into or making any settlement, compromise, admission or acknowledgment of the validity of such third-party action or any liability in respect thereof if, pursuant to or as a result of such settlement, compromise, admission or acknowledgment, injunctive or other equitable relief would be imposed against the Indemnified Party;

(c) to the extent that the Indemnified Party participates in the defense of any third-party action as contemplated by Section 11.2(a), the Indemnified Party shall obtain the prior written approval of the Shareholder Representatives before entering into or making any settlement, compromise, admission or acknowledgment of the validity of such third party action or any liability in respect thereof;

(d) the Indemnifying Parties shall not consent to the entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by each claimant or plaintiff to each Indemnified Party of a release from all liability in respect of such third-party action; and

(e) Indemnifying Parties shall not be entitled to control (but shall be entitled to participate at their own expense in the defense of), and the Indemnified Party shall be entitled to have sole control over, the defense or settlement, compromise, admission or acknowledgment of any third-party action (i) as to which the Indemnifying Parties fail to assume the defense within a reasonable length of time or (ii) to the extent the third-party action seeks an order, injunction or other equitable relief against the Company or the Indemnified Party which, if successful, would materially adversely affect the business, operations, properties, assets, condition (financial or other) or results of operations or prospects of the Indemnified Party.

(f) The parties hereto shall extend reasonable cooperation in connection with the defense of any third-party action pursuant to this Article XI and, in connection therewith, shall furnish such records, information, and testimony and attend such conferences, discovery proceedings, hearings, trials and appeals as may be reasonably requested.

11.3 Direct Claims. In any case in which an Indemnified Party seeks indemnification hereunder which is not subject to Section 11.2 hereof because no third-party action is involved, the Indemnified Party shall notify the Shareholder Representatives in writing of any Indemnified Costs which such Indemnified Party claims are subject to indemnification under the terms hereof. The failure of the Indemnified Party to exercise promptness in such notification shall not amount to a waiver of such claim except to the extent the resulting delay materially prejudices the position of the Indemnifying Parties with respect to such claim.

11.4 Settlement of Litigation Matters. The Shareholder Representatives shall be entitled, at their own expense, to participate in the defense and settlement of the Litigation matters set forth on Schedule 11.1 (“Litigation Matters”);

(a) The Shareholder Representatives shall obtain the prior written approval of the Indemnified Party, which approval will not unreasonably be delayed or withheld, before entering into or making any settlement, compromise, admission or acknowledgment of the validity of any Litigation Matter or any liability in respect thereof; provided, however, that it shall be deemed reasonable for the Indemnified Party to withhold any approval with respect to any settlement, compromise, admission or acknowledgment that could cause the Company, in its determination, to experience a material adverse affect on the business, operations, properties, assets, condition (financial or other), results of operations or regulatory environment of the Company and its subsidiaries, taken as a whole;

(b) The Shareholder Representatives shall not consent to the entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by each claimant or plaintiff to each Indemnified Party of a release from all liability in respect of such third-party action; and

(c) The parties hereto shall extend reasonable cooperation in connection with the defense and possible settlement of the Litigation Matters and, in connection therewith, shall furnish such records, information, and testimony and attend such conferences, discovery proceedings, hearings, trials and appeals as may be reasonably requested.

11.5 Continuation of Indemnification of Company Officers and Directors. The officers and directors of the Company immediately prior to the Closing Date shall continue to be indemnified by the Company after the Closing until January 1, 2007, to the same extent as is provided in Article VI – Indemnification, of the Company’s Amended and Restated Bylaws adopted October 4, 1989.

ARTICLE XII

DISPUTE RESOLUTION

All controversies or claims arising out of or relating to this Agreement (other than controversies arising under Section 3.5 which shall be resolved as provided therein and claims for specific performance) shall be determined by binding arbitration before a single arbitrator. Any arbitration shall be conducted in Phoenix, Arizona. Any party desiring to submit a dispute to arbitration shall give notice in writing to the other of its desire to arbitrate and specifying the dispute. The parties shall have thirty (30) business days to agree upon an arbitrator or failing agreement, each party shall select their own arbitrator within such time who shall then select the arbitrator for the dispute. The arbitrator shall be an attorney licensed to practice in one of the fifty states with a minimum of ten years experience in commercial and health care matters and with experience as an arbitrator. The Commercial Arbitration Rules of the American Arbitration Association shall govern the arbitration proceeding (although the proceeding shall not be conducted under the auspices of the American Arbitration Association) together with such additional rules as the arbitrator may establish with respect to discovery, presentation of evidence and submission of legal briefs. The arbitration hearing shall be set within thirty (30) business days after selection of the arbitrator. The arbitrator shall have authority to award compensatory damages only, and to assess costs and attorneys’ fees against the parties, as he deems appropriate. Any award by the arbitrator shall be accompanied by a written opinion setting forth the findings of fact and conclusions of law relied upon in reaching the decision. The award of the arbitrator shall be subject to review in either the Los Angeles County Superior Court or United States District Court in Los Angeles, California for errors of law. Judgment upon such award may be entered by the Los Angeles County Superior Court or the United States District Court, as the case may be, to which the parties consent to personal jurisdiction. The parties agree that the existence, conduct and content of any arbitration will be kept confidential and no party will disclose to any Person any information about such arbitration, except as may be required by law or by any governmental authority or for financial reporting purposes in each party’s financial statements, or for purposes of obtaining insurance coverage relating to such dispute.

ARTICLE XIII

GENERAL PROVISIONS

13.1 Survival of Representations and Warranties after the Effective Time. Each of the representations and warranties made by the Company in this Agreement or pursuant hereto shall survive through January 1, 2007. Each of the representations and warranties made by Acquiror and Merger Sub in this Agreement shall expire at the Effective Time. Notwithstanding any knowledge of facts determined or determinable by any party by investigation, each party shall have the right to fully rely on the representations, warranties, covenants and agreements of the other parties contained in this Agreement or in any other documents or papers delivered in connection herewith.

13.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed provided to a party hereto if delivered personally, mailed by registered or certified mail (return receipt requested) or sent via facsimile to such party at the address therefore as follows (or at such other address for such party as shall be specified by similar such notice):

If to Acquiror or Merger Sub to:

Molina Healthcare, Inc.

2277 Fair Oaks Blvd.

Sacramento, CA 95864

Attention: Mark L. Andrews, Esq.

Facsimile: (916) 646-4572

with a copy to:

McDermott, Will & Emery

2049 Century Park East

Suite 3400

Los Angeles, CA 90067-3208

Attention: Mark J. Mihanovic, Esq.

Facsimile: (310) 277-4730

If to the Company, to:

Health Care Horizons, Inc.

8801 Horizon Blvd. NE

Albuquerque, New Mexico 87113

Attention: Gerald Landgraf

Facsimile: (505) 798-7380

with a copy to:

Kelly, Rammelkamp & Muehlenweg, P.A.

320 Gold Ave., S.W., Suite 600

Albuquerque, New Mexico 87102

Attention: Henry A. Kelly or Robert J. Muehlenweg

Facsimile: (505) 247-8881

13.3 Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. In this Agreement, unless a contrary intention appears (i) the words “herein”, “hereof” and “hereunder” and other words of similar import refer to this Agreement and (ii) reference to any Article or Section means such Article or Section hereof. No provision of this Agreement shall be interpreted or construed against any party hereto solely because such party or its legal representative drafted such provision. No party to this Agreement shall be considered the draftsman hereof.

13.4 Entire Agreement. This Agreement (including the documents and instruments referred to herein and the exhibits and schedules attached hereto) constitutes the entire agreement, and supersedes all other prior agreements and understandings (both written and oral), among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned by operation of law or otherwise; provided, however, that Acquiror may elect to utilize any of its subsidiaries other than the Merger Sub for purposes of consummating the Merger contemplated herein.

13.5 Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF CALIFORNIA APPLICABLE TO CONTRACTS EXECUTED AND TO BE PERFORMED WHOLLY WITHIN SUCH STATE.

13.6 Waiver of Jury Trial. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF THE PARTIES HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

13.7 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement.

13.8 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever.

13.9 Shareholder Representatives. In the performance of their duties under the Transaction Documents, the Shareholder Representatives shall not, in any way, be deemed or construed to be agents or representatives of the Company.

13.10 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is deemed unenforceable, such provision shall be deemed to be reformed and modified to the minimum amount required to make such provision enforceable.

13.11 Equitable Relief. The parties hereto agree that the remedies at law for any breach of the terms of this Agreement may be inadequate. Accordingly, the parties hereto consent and agree that an injunction may be issued to restrain any breach or alleged breach of such provisions. The parties hereto agree that terms of this Agreement shall be enforceable by a decree of specific performance. Any such remedies shall be cumulative and not exclusive and shall be in addition to any other remedies which the parties may have at law or in equity.

ARTICLE XIV

DEFINITIONS

As used herein, the following terms shall have the following meanings:

“Affiliate” means, with respect to any Person, any other Person, directly or indirectly, controlling, controlled by, or under common control with, such Person.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company Option” shall mean each outstanding option to purchase Company Common Stock.

“Company Material Adverse Effect” shall have the meaning provided in Section 4.1 hereof.

“Employee Benefit Plan” means any: (i) employee pension benefit plan as defined in Section 3(2) of ERISA; (ii) multiemployer plan as defined in Section 3(37) of ERISA; (iii) employee welfare benefit plan as defined in Section 3(1) of ERISA; and (iv) any stock option, bonus, stock purchase, or insurance plan and any severance or termination pay plan or policy or any other arrangement in which employees, spouses or dependents participate.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“Escrow Agreement” shall mean the escrow agreement, in substantially the form attached hereto as Exhibit 3.4, to be entered into by Acquiror, the Shareholder Representatives and the Escrow Agent under which a portion of the Merger Consideration equal to the Escrow Amounts shall be held by the Escrow Agent following the Closing.

“Escrow Amount” shall mean the amount of $7,000,000, as of the Closing, $6,000,000 of which shall be held in the Indemnification Escrow Fund and $1,000,000 of which shall be held in the Merger Consideration Escrow Fund, plus any interest accrued thereon.

“Escrow Fund” or “Escrow Funds” shall mean the balance from time to time of the Escrow Amounts remaining under the control of the Escrow Agent in various separate funds under the Escrow Agreement.

“Exchange Account” means the account designated by the Exchange Agreement into which the Merger Consideration shall be deposited.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Agent” shall mean U.S. Bank National Association, acting as Exchange Agent under the terms of the Exchange Agreement.

“Exchange Agreement” shall mean the agreement under which the Exchange Agent shall disburse the Merger Consideration to the Merger Consideration Recipients as described in Section 3.2(b) hereof in substantially the form attached hereto as Exhibit 3.2.

“GAAP” means generally accepted accounting principles in effect in the United States of America from time to time.

“GAAP Net Worth” shall mean the Net Worth of the Company on a consolidated basis determined in accordance with GAAP.

“Governmental Authority” means any nation or government, any state, regional, local or other political subdivision thereof, and any entity or official exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Information Memoranda” shall mean the Information Memorandum of Health Care Horizons, Inc., dated December 2003, and the Health Care Horizons Business Plan, dated August 2002, each as provided by the Company to Acquiror.

“Intellectual Property” shall mean any or all of the following and all rights in, arising out of, or associated therewith: (i) all United States, international, regional and foreign patents and applications therefore and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (ii) all inventions (whether patentable or not), invention disclosures, improvements, drug candidates, trade secrets, proprietary information, know how, technology, technical data, non-technical data, formula, methods, techniques, financial data, and customer lists, and all documentation relating to any of the foregoing; (iii) all copyrights, copyright registrations and applications therefore, and all other rights corresponding thereto throughout the world; (iv) all industrial designs and any registrations and applications therefore throughout the world; (v) all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefore throughout the world; (vi) all databases and data collections and all rights therein throughout the world; and (vii) any similar or equivalent rights to any of the foregoing anywhere in the world.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including, without limitation, any conditional sale or other title retention agreement, any lease in the nature thereof, and the filing of or agreement to give any financing statement under the Uniform Commercial Code or comparable law or any jurisdiction in connection with such mortgage, pledge, security interest, encumbrance, lien or charge).

“Merger Consideration Escrow Fund Payment Amount” shall mean, with respect to each Merger Consideration Recipient, the Per Share Merger Consideration payable to such Merger Consideration Recipient less the sum of (i) such Merger Consideration Recipient’s pro rata share of (a) the Indemnification Escrow Fund, (b) the UNMH Initial Payment referenced in Section 3.2(b)(ii) hereof, (c) the CIBC Broker’s Fee referenced in Section 3.2(b)(iii) hereof, (d) the amounts paid by the Escrow Agent to UNMH from the Merger Consideration Escrow Fund pursuant to Section 3.6 hereof, (e) any amounts paid by the Escrow Agent to Acquiror from the Merger Consideration Escrow Fund pursuant to Section 3.6(a) hereof and (f) the Shareholder Representative Escrow Amount and (ii) that portion of such Merger Consideration Recipient’s Per Share Merger Consideration paid to such Merger Consideration Recipient subsequent to the Closing pursuant to Section 3.2(b)(v) hereof.

“Non-Prevailing Party” shall mean the party in an arbitration pursuant to Article XII or an audit as a result of a dispute regarding the Proposed Final Balance Sheet under Section 3.5 which has not, in the aggregate, prevailed in its claim against the other party

“Option Holder Merger Consideration Escrow Fund Payment Amount” shall mean, with respect to each Option Holder, the Gross Option Payment Amount with respect to all Company Options held by such Option Holder less the sum of (i) such Option Holder’s pro rata share of (a) the Indemnification Escrow Fund, (b) the UNMH Initial Payment referenced in Section 3.2(b)(ii) hereof, (c) the CIBC Broker’s Fee referenced in Section 3.2(b)(iii) hereof, (d) the amounts paid by the Escrow Agent to UNMH from the Merger Consideration Escrow Fund pursuant to Section 3.6 hereof, (e) any amounts paid by the Escrow Agent to Acquiror from the Merger Consideration Escrow Fund pursuant to Section 3.6(a) hereof and (f) the Shareholder Representative Escrow Amount and (ii) the Net Option Payments paid to such Option Holder pursuant to Section 3.1(c) hereof.

“Person” means an individual, corporation, limited liability company, partnership, association, trust or any other entity or organization.

“Principal Shareholders” means Gerald Landgraf and Garrey Carruthers.

“Registered Intellectual Property” means all United States, international and foreign: (i) patents and patent applications (including provision applications); (ii) registered trademarks, applications to register trademarks, intent to use applications, or other registrations or applications related to trademarks; (iii) registered copyrights and applications for copyright registration; and (iv) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any state, government or other public legal authority.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Senior Management” means Gerald Landgraf, Garrey Carruthers, Carl Guist, Robert Simmons, Don Blass, Sharon Jones, Theresa Padilla and James Burns.

“Shares” shall have the meaning ascribed thereto in Section 4.2 hereof.

“Shareholder Representatives” shall mean Gerald Landgraf, Carl Guist and Irv Diamond, who are designated and approved by vote of the shareholders of the Company in connection with the approval of the Merger and who shall have exclusive authority to act on behalf of the Merger Consideration Recipients and Option Holders in connection with the calculation of the Final Merger Consideration pursuant to Section 3.5 hereof and on behalf of the Indemnifying Parties in connection with the Indemnification obligations set forth in Article XI.

“Tax Returns” means any return, report or other document required to be supplied to a taxing authority in connection with Taxes.

“Taxes” means all taxes, including, without limitation, income, gross receipts, excise, property, sales, withholding, social security, occupation, use, service, license, payroll, franchise, transfer and recording taxes, fees and charges, windfall profits, severance, customs, import, export, employment or similar taxes, charges, fees, levies or other assessments imposed by the United States, or any state, local or foreign government or subdivision or agency thereof.

“Third-Party Acquisition Consideration” shall mean the sum of (i) the aggregate consideration received by the Company or its shareholders with respect to a Third-Party Acquisition and (ii) the fair market value of all compensation payable to Senior Management pursuant to, and during the term of, any written agreement between a member of Senior Management and the Company, or any successor entity, or any benefit or compensation plan of the Company, or any successor entity, which written agreement or plan is in existence or is contemplated at the time such Third-Party Acquisition is consummated, including any payments of cash, securities, stock options, bonuses or any other payments, perquisites or compensation of any kind.

“Transaction Documents” means this Agreement, the Escrow Agreement, the Exchange Agreement, each Voting Agreement and all other documents to be executed by the parties hereto in connection with the consummation of transactions contemplated hereby.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

HEALTH CARE HORIZONS, INC.

By:	/s/ Gerald Landgraf

Title:

MOLINA HEALTHCARE, INC.

By:	/s/ J. Mario Molina

Title: President & CEO

MOLINA NM ACQUISITION CORP.

By:	/s/ J. Mario Molina

Title: President

PRINCIPAL SHAREHOLDERS

/s/ Gerald Landgraf

Gerald Landgraf

/s/ Garrey Carruthers

Garrey Carruthers